SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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Nashua Corporation

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NASHUA CORPORATION
11 Trafalgar Square
Nashua, New Hampshire 03063

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 1, 2002

To the Stockholders of Nashua Corporation:

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of Stockholders of Nashua Corporation (the "Company") will be held at the Marriott Hotel, 2200 Southwood Drive, Nashua, New Hampshire, on Wednesday, May 1, 2002 at 10:00 a.m., local time, for the following purposes:

1. To elect seven directors for terms of one year each.

2. To approve a proposal to change the Company's state of incorporation from Delaware to Massachusetts.

3. To approve an amendment to the Company's 1999 Shareholder Value Plan increasing from 600,000 to 1,350,000 the number of shares of common stock authorized for issuance under the plan.

4. To ratify the appointment of Ernst & Young LLP as independent auditors for the year 2002.

5. To act upon any other business as may properly be brought before the meeting or any adjournment thereof.

The Board of Directors has no knowledge of any other business to be transacted at the meeting.

The Board of Directors has fixed the close of business on March 19, 2002, as the record date for determining the stockholders having the right to notice of and to vote at the meeting. The list of stockholders entitled to vote at the meeting will be open to the examination of any stockholder, for any purpose relevant to the meeting, for a period of ten days prior to the meeting during regular business hours at the offices of the Company at 11 Trafalgar Square, Nashua, New Hampshire.

The Company's Summary Annual Report and Form 10-K, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2001, accompany this notice of meeting and the enclosed proxy statement.

By order of the Board of Directors,

ROBERT S. AMREIN
Vice President, General
Counsel and Secretary

Nashua, New Hampshire
March 26, 2002

YOUR VOTE IS IMPORTANT
Whether or not you plan to attend the meeting, please promptly submit
your proxy by mail, telephone or internet.

PROXY STATEMENT

TABLE OF CONTENTS

NASHUA CORPORATION
11 Trafalgar Square
Nashua, New Hampshire 03063

PROXY STATEMENT

2002 Annual Meeting of Stockholders
To Be Held May 1, 2002

This Proxy Statement is furnished to the stockholders of Nashua Corporation ("Nashua" or the "Company") in connection with the solicitation of proxies on behalf of the Board of Directors for use at the Annual Meeting of Stockholders to be held on Wednesday, May 1, 2002, at 10:00 a.m., local time, at the Marriott Hotel, 2200 Southwood Drive, Nashua, New Hampshire, and at any adjournments of that meeting.

All proxies will be voted in accordance with the instructions of the stockholder, and if no choice is specified, the proxies will be voted in favor of each of the proposals set forth in the accompanying notice of meeting. Any proxy may be revoked by a stockholder at any time before its exercise by delivery of a written revocation to the Secretary of the Company. Attendance at the meeting will not itself constitute revocation of a proxy unless the stockholder affirmatively revokes the proxy.

On March 19, 2002, the record date for determination of stockholders entitled to notice of and to vote at the annual meeting, there were issued and outstanding and entitled to vote 5,836,781 shares of Nashua's common stock, excluding 1,023,068 shares held in Nashua's treasury. Each share entitles the record holder to one vote on each of the matters to be voted upon at the meeting.

The notice of meeting, this proxy statement, the enclosed proxy and the Company's Annual Report to Stockholders for the year ended December 31, 2001 are being mailed to stockholders on or about April 1, 2002.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, excluding exhibits, will be furnished without charge to any stockholder upon written request to Nashua. Please address all such requests to Nashua Corporation, 11 Trafalgar Square, 2nd Floor, Nashua, New Hampshire, Attention: Corporate Secretary. Exhibits will be provided upon written request and payment of an appropriate processing fee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information as of March 14, 2002 with respect to the beneficial ownership of shares of the Company's common stock by each person known to Nashua to own beneficially more than 5% of the Company's outstanding common stock:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
Gabelli Funds, LLC/GAMCO Investors, Inc./Gabelli International II Limited/Gabelli Advisers, Inc./Gabelli Group Capital Partners, Inc./ Gabelli Asset Management Inc./Marc J. Gabelli/Mario J. Gabelli... One Corporate Center, Rye, NY 10580	1,352,649(2)	23.2%
Dimensional Fund Advisors Inc. .... 1299 Ocean Avenue, Santa Monica, CA 90401	484,200(3)	8.3%
FleetBoston Financial Corporation .... 100 Federal Street, Boston, MA 02110	474,703(4)	8.1%
Franklin Resources, Inc./Charles B. Johnson/Rupert H. Johnson, Jr./ Franklin Advisory Services, LLC .... One Franklin Parkway, San Mateo, CA 94403	470,000(5)	8.0%
The TCW Group, Inc., on behalf of the TCW Business Unit/ Robert A. Day... 865 South Figueroa Street, Los Angeles, CA 90017	379,100(6)	6.5%

(1) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which an individual or group has sole or shared voting power or investment power and also any shares which an individual or group has the right to acquire within 60 days of March 14, 2002 through the conversion of any convertible note or the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or group named in the table has sole voting or investment power (or shares power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(2) Information is based on a joint Schedule 13D (Amendment No. 30) dated February 28, 2002, furnished by such beneficial owners which are affiliated with one another. Gabelli Funds, LLC owns 391,300 shares for which it has sole voting power and sole dispositive power. GAMCO Investors, Inc. owns 928,349 shares, for which it has sole voting power as to 920,849 shares and sole dispositive power. Gabelli International II Limited owns 15,000 shares for which it has sole voting power and sole dispositive power. Gabelli Advisers, Inc. owns 18,000 shares for which it has sole voting power and sole dispositive power.

(3) Information is based on Schedule 13G dated January 30, 2002, furnished by such beneficial owner. Dimensional Fund Advisors Inc. has sole voting and sole dispositive power with respect to such shares. Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds". In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the securities of Nashua that are owned by the Funds. All securities reported are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.

(4) Information is based on Schedule 13G (Amendment No. 2) dated February 14, 2002, furnished by such beneficial owner. FleetBoston Financial Corporation has sole voting power as to 288,003 shares and sole dispositive power as to 474,703 shares.

(5) Information is based on Schedule 13G (Amendment No. 4) dated February 1, 2002, furnished by such beneficial owners. Franklin Advisory Services, LLC has sole voting and sole dispositive power with respect to such shares.

(6) Information is based on Schedule 13G (Amendment No. 6) dated February 13, 2002, furnished by such beneficial owners. The TCW Group, Inc., on behalf of the TCW Business Unit, has shared voting and shared dispositive power with respect to such shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information as of March 14, 2002, with respect to the beneficial ownership of shares of the Company's common stock by (1) the directors and director nominees of Nashua, (2) Nashua's chief executive officer and the executive officers listed in the summary compensation table below, and (3) the directors and executive officers of Nashua as a group:

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
Albert, Andrew B.	231,680(2)(11)	4.0%
Buckler, Sheldon A.	30,892(3)(4)	*
DiGiovine, Donna J.	40,500(5)	*
Gray, Avrum	51,431(3)(6)	*
Ireland, John J.	74,567(7)(11)	1.3%
Kucharski, John M.	33,392(3)	*
Mrkonic, Jr., George R.	23,764(3)	*
Murphy, Peter J.	20,955(3)	*
Orr III, James F.	37,892(3)	*
Pagel, Thomas R.	14,682(8)(11)	*
Patenaude, John L.	86,136(9)(11)	1.5%
Schwarz, Mark E.	254,764(3)(10)	4.4%
Directors and Executive Officers as a group (14 persons)	961,798(11)(12)(13)	16.5%

* Less than 1% of outstanding shares of common stock

(1) Information as to the interests of the respective nominees has been furnished in part by them. The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which an individual or group has sole or shared voting power or investment power and also any shares which an individual or group has the right to acquire within 60 days of March 14, 2002 through the conversion of any convertible note or the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or group named in the table has sole voting or investment power (or shares power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(2) Includes 51,000 shares Mr. Albert has a right to acquire through stock options which are exercisable within 60 days of March 14, 2002. Also includes 66,667 shares of restricted stock, 33,333 shares of which will vest on April 17, 2002 and 33,334 shares of which will vest on April 17, 2003. Dividends, if any, will be paid on the shares of restricted stock whether or not they are still subject to restrictions. The vesting schedule for the restricted stock is subject to acceleration upon death, disability or a change of control. However, upon the termination of Mr. Albert's employment with the Company, any unvested shares will forfeit to the Company.

(3) Includes shares each non-employee director has a right to acquire through stock options which are exercisable within 60 days of March 14, 2002 — Dr. Buckler, 15,000 shares; Mr. Gray, 10,000 shares; Mr. Kucharski, 22,000 shares; Mr. Mrkonic, 10,000 shares; Mr. Murphy, 13,000 shares; Mr. Orr, 17,000 shares; and Mr. Schwarz, 5,000 shares.

(4) Includes 2,000 shares held by Dr. Buckler's spouse.

(5) Includes 39,000 shares Ms. DiGiovine has a right to acquire through stock options which are exercisable within 60 days of March 14, 2002.

(6) Includes 14,000 shares held by GF Limited Partnership in which Mr. Gray is a general partner and 10,667 shares held by AVG Limited Partnership in which Mr. Gray is a general partner. Mr. Gray disclaims beneficial ownership of these shares. Also includes 11,000 shares held by JYG Limited Partnership in which Mr. Gray's spouse is a general partner. Mr. Gray disclaims beneficial ownership of these shares.

(7) Includes 71,500 shares Mr. Ireland has a right to acquire through stock options which are exercisable within 60 days of March 14, 2002.

(8) Includes 12,500 shares Mr. Pagel has a right to acquire through stock options which are exercisable within 60 days of March 14, 2002.

(9) Includes 56,500 shares Mr. Patenaude has a right to acquire through stock options which are exercisable within 60 days of March 14, 2002. Also includes 10,000 shares of restricted stock, 5,000 shares of which will vest when the average closing price of Nashua stock over a ten trading day period reaches $19.00; and 5,000 shares of which will vest when the average closing price of Nashua stock over a ten trading day period reaches $21.00. The vesting schedule for the restricted stock is subject to acceleration upon death or disability, and any shares of restricted stock that have not vested upon the earlier of (i) May 12, 2003 or (ii) termination of employment, will be forfeited. Also includes 10,000 shares of restricted stock, 5,000 shares of which will vest when the average closing price of Nashua stock over a ten trading day period reaches $21.00; and 5,000 shares of which will vest when the average closing price of Nashua stock over a ten trading day period reaches $23.00. The vesting schedule for the latter described shares of restricted stock is subject to acceleration upon death or disability, and any shares of restricted stock that have not vested upon the earlier of (i) December 15, 2003 or (ii) termination of employment, will be forfeited. Dividends, if any, will accumulate on all shares of restricted stock and be paid when and if the underlying shares vest.

(10) Includes 247,200 shares held by Newcastle Partners, L.P. in which Mr. Schwarz is the sole general partner.

(11) Includes shares held in trust under the Company's Employees' Savings Plan under which each participating employee has voting power as to the shares in his account. As of March 14, 2002, 5,680 shares are held in trust for Mr. Albert's account; 3,067 shares are held in trust for Mr. Ireland's account; 7,886 shares are held in trust for Mr. Patenaude's account; 2,182 shares are held in trust for Mr. Pagel's account; and 19,658 shares are held in trust for the accounts of all directors and executive officers as a group. No director other than Mr. Albert participates in the Employees' Savings Plan.

(12) Includes 372,800 shares which the directors and executive officers of Nashua have the right to acquire through stock options which are exercisable within 60 days of March 14, 2002.

(13) Includes 96,667 shares of restricted stock.

Votes Required

The holders of a majority of the shares of the Company's common stock issued and outstanding and entitled to vote at the annual meeting shall constitute a quorum for the transaction of business at the annual meeting. Shares of the Company's common stock present in person or represented by proxy, including shares that abstain or do not vote with respect to one or more of the matters presented at the annual meeting, will be counted for purposes of determining whether a quorum exists at the annual meeting.

The affirmative vote of the holders of a majority of the votes cast by the stockholders entitled to vote at the annual meeting is required for the election of directors. However, if some but not all of the total number of directors to be elected at the annual meeting receive a majority vote of the shares entitled to vote at the meeting, then the remaining number of directors to be elected shall be elected by a plurality of the votes cast. The affirmative vote of the holders of a majority of the votes cast by the stockholders entitled to vote at the annual meeting is required for the approval of the amendment to the Company's

4

1999 Shareholder Value Plan and the ratification of the appointment of the Company's independent auditors. The affirmative vote of holders of a majority of the shares of the Company's common stock outstanding is required for the approval of the reincorporation of Nashua in Massachusetts.

Shares held by stockholders who abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as shares voted in favor of such matter and will not be counted as shares voting on such a matter. Under rules of the New York Stock Exchange, brokers who hold shares in street name for customers are prohibited from giving a proxy to vote such shares without specific instructions from such customers for "non-discretionary" or "non-routine" proposals. Accordingly, abstentions and "broker non-votes" will have no effect on the voting on the election of directors, the amendment to the Company's 1999 Shareholder Value Plan and the ratification of the Company's independent auditors, because each of those matters requires the affirmative vote of a plurality or majority of the shares voting on that matter. However, abstentions and "broker non-votes" will have the same effect as a vote against the reincorporation of Nashua in Massachusetts because the reincorporation proposal requires the affirmative vote of a majority of all outstanding shares for approval.

There are three ways to vote by proxy:

- By telephone — You can vote by calling 1-877-779-8683 (toll-free) on a touchtone telephone and following the instructions on the proxy card.

- By Internet — You can vote via the Internet, by logging on to the web site http://www.eproxyvote.com/nsh and following the instructions on your computer screen; or

- By mail — You can vote by mail by completing, signing and dating the enclosed proxy card and returning it promptly in the accompanying envelope, which is postage-paid if mailed in the United States.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Telephone and Internet voting may also be offered to stockholders owning stock through certain banks and brokers.

PROPOSAL 1

ELECTION OF DIRECTORS

Pursuant to the bylaws of the Company, the Board of Directors has fixed at seven the number of directors to be elected at the annual meeting. The Company's directors are elected annually by the stockholders and hold office until successors are elected and qualified or until death, resignation or removal. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled until the next annual meeting of stockholders by the majority of directors then in office.

The Company's Board of Directors proposes the election of the persons listed below as directors of the Company. Each current Director of the Company has been nominated for reelection, except Dr. Sheldon A. Buckler, a director for 8 years, who is retiring from the Board in accordance with the Company's policy regarding retirement of directors.

The persons named in the enclosed proxy will vote to elect each of the director nominees listed below, unless the proxy is marked otherwise. Each director nominee will be elected to hold office until the annual meeting of stockholders held in 2003 and until his successor is elected and qualified. Each of the nominees has indicated their willingness to serve as a director if elected; however, if any nominee becomes unable to serve, the persons named as proxies may, in their discretion, vote for another nominee. The Board of Directors has no reason to believe that any of the nominees will be unable to serve if elected.

For each nominee for director, there follows information given by each concerning his principal occupation and business experience for the past five years, the names of other publicly held companies of which he serves as a director, his age and the length of service as a director of the Company:

Andrew B. Albert
Age 56
Director Since 2000

Mr. Albert has served as Chairman and Chief Executive Officer of Nashua since December 2000, President since April 2000 and a director since May 2000. He also served as Chief Operating Officer from April 2000 to December 2000. Mr. Albert was Chairman and Chief Executive Officer of Rittenhouse Paper Company from 1983 to April 2000.

Avrum Gray
Age 66
Director Since 2000

Mr. Gray has served as Chairman of G-Bar Limited Partnership, an options trading firm, since 1981. He was Chairman of Lynch Systems, Inc., a glass press supplier, from 1995 through 2001. Mr. Gray is a director of Lynch Corporation.

John M. Kucharski
Age 66
Director Since 1988

Mr. Kucharski served as Vice Chairman of Nashua from December 2000 to May 2001. He served as Chairman of the Board of EG&G, Inc., a provider of technical and scientific products and services, from 1988 until his retirement in February 1999, as its Chief Executive Officer from 1987 through 1998 and as its President from 1986 until February 1998. Mr. Kucharski is a director of State Street Boston Corporation.

George R. Mrkonic, Jr.
Age 49
Director Since 2000

Mr. Mrkonic served as Vice Chairman of Borders Group, Inc., a retailer of books and music, from December 1994 until his retirement in January 2002. He was President of Borders Group, Inc. from 1994 until January 1997 and has been a director since August 1994. Prior to joining Borders, Mr. Mrkonic served as Executive Vice President of Kmart Corporation. Mr. Mrkonic is a director of Champion Enterprises, Inc., Syntel, Inc. and Galyans Trading Company, Inc.

Peter J. Murphy
Age 53
Director Since 1997

Mr. Murphy has served as Chief Executive Officer of Parlex Corporation, a manufacturer of electrical components, since July 1997, President since July 1995, and a director since March 1994. Prior to his employment with Parlex Corporation, Mr. Murphy served as President of Teledyne Electro-Mechanisms, a manufacturer of flexible circuits.

James F. Orr III
Age 59
Director Since 1989

Mr. Orr has been the President and Chief Executive Officer of LandingPoint Capital, an investment firm, since January 2002. From May 2000 until December 31, 2001, Mr. Orr served as President and Chief Executive Officer of United Asset Management Corp., an investment management firm. Mr. Orr served as Chairman, Chief Executive Officer and President of UNUM Corporation, an insurance company, from 1988 until his retirement in November 1999. Mr. Orr is a director of MDT Advisors and the Lord Abbett Funds.

Mark E. Schwarz
Age 41
Director Since 2001

Mr. Schwarz has served as the general partner, directly or through entities which he controls, of Newcastle Partners, L.P., a private investment firm, since January 1993. He has also been the managing member of Newcastle Capital Group, L.L.C. since December 2001. Mr. Schwarz was Vice President of Sandera Capital Management, L.L.C. from 1995 to September 1999. Mr. Schwarz is a director of Hallmark Financial Services, Inc. (Chairman), Bell Industries, Inc., Tandycrafts, Inc., SL Industries, Inc. and WebFinancial Corporation.

The Board of Directors recommends a vote "FOR" the election of each of the nominees for Director named above.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for supervision of the overall affairs of the Company. To assist it in carrying out its duties, the Board has delegated certain authority to several committees. The Board of Directors held six regular meetings during 2001. Each director attended more than 75% of the total number of meetings of the Board and committees on which he served in 2001.

The Board has established the position of Lead Director, which is currently held by Dr. Buckler. The Lead Director acts as Chairman of the Board in the Chairman's absence, chairs the Governance Committee and leads all activities related to Chief Executive Officer performance and succession.

The standing committees of the Board of Directors are the Audit/Finance and Investment Committee, the Leadership and Compensation Committee and the Governance Committee. The current members of the committees of the Board of Directors are as follows:

Audit/Finance and Investment Committee	Leadership and Compensation Committee	Governance Committee
John M. Kucharski, Chairman	James F. Orr III, Chairman	Sheldon A. Buckler, Chairman
Sheldon A. Buckler	Avrum Gray	Avrum Gray
George R. Mrkonic, Jr.	John M. Kucharski	George R. Mrkonic, Jr.
Peter J. Murphy	Peter J. Murphy	James F. Orr III
Mark E. Schwarz	Mark E. Schwarz	

The Audit/Finance and Investment Committee is responsible for overseeing the Company's financial reporting process. In doing so, the committee reviews the independent public auditor's reports and audit findings, the scope and plans for future audit programs, annual financial statements, accounting, financial and internal controls of the Company, information systems, risk management activities and compliance programs. The Audit/Finance and Investment Committee recommends the choice of independent public auditors to the full Board of Directors and reviews their procedures for ensuring their independence with respect to the services performed for the Company. The committee is also responsible for supervising policies and decisions relating to financing and major cash management, pension fund and capital investment decisions. The Audit/Finance and Investment Committee operates under a written charter adopted by the Board of Directors.

The Audit/Finance and Investment Committee is composed of outside directors who are not officers or employees of the Company. The Board of Directors has determined that the members of the Audit/Finance and Investment Committee are independent directors, as defined by the Audit/Finance and Investment Committee charter and the rules of the New York Stock Exchange, other than Mr. Kucharski who was appointed to the Committee pursuant to the "override" provisions of the New York Stock Exchange rules. Mr. Kucharski, a member of the Board of Directors since 1988, had served on the Committee from July 1993 to December 2000, and was its chairman from July 1994. In December 2000, Mr. Kucharski resigned from the Committee in order to serve as the interim Vice Chairman of the Company, a position he held until May 8, 2001. Mr. Kucharski was reappointed to the Committee on May 8, 2001. With respect to Mr. Kucharski's reappointment to the Committee, the Board of Directors has determined in its business judgment that because of Mr. Kucharski's prior service on the Committee and his in-depth knowledge of the operations of the Company, his membership on the Committee is necessary for the best interests of the Company and its stockholders. The Audit/Finance and Investment Committee held two meetings in 2001.

The Leadership and Compensation Committee is responsible for screening candidates for the chief executive officer position, developing performance evaluation criteria, reviewing the caliber of and succession to key management positions and deciding on senior management compensation. The Leadership and Compensation Committee held three meetings in 2001.

The Governance Committee is responsible for recommending to the entire Board the size and composition of the Board, recommending policies regarding tenure and retirement of Directors, evaluating Board and Director performance and making recommendations for improvement, nominating candidates for election to the Board, making assignments to Board committees, and making recommendations for improving governance processes of the Board. The Governance Committee held two meetings in 2001. Stockholders wishing to recommend director candidates for consideration by the committee may do so by writing to the Secretary of the Company, giving the recommended candidate's name, biographical data and qualifications.

CERTAIN BUSINESS RELATIONSHIPS OF DIRECTORS

Following the Company's April 2000 acquisition of Rittenhouse Paper Company, Mr. Albert, formerly chairman and chief executive officer of Rittenhouse, was elected as a director and officer of Nashua. During 2001, the Company paid approximately $283,097 to separate partnerships and a corporation owned or controlled by the former owners of Rittenhouse, including Mr. Albert, under certain leases for facilities and equipment.

COMPENSATION OF DIRECTORS

Directors who are Company employees receive no additional or special compensation for serving as directors. In 2001, each non-employee director received an annual retainer payable in shares of the Company's common stock with a market value of $15,000, effective as of the first day following their election to the Board. They also received $1,000 in cash plus expenses for each Board meeting or Board committee meeting they attended and were each awarded stock options to purchase 5,000 shares of common stock having an exercise price equal to the fair market value of such shares on the date of award under the provisions of the Company's stock award plans.

The Lead Director, currently Dr. Buckler, received an additional $7,500 in cash, the Chairman of the Audit/Finance and Investment Committee received an additional $2,500 in cash and the Chairman of the Leadership and Compensation Committee received an additional $1,500 in cash. In 2001, Mr. Kucharski received an additional $50,000 in cash for his services as Vice Chairman of the Board from December 2000 to May 2001.

Dr. Buckler began providing consulting services to the Company in January 2002 relating to the Company's press printed circuit project. Under the consulting arrangement with Dr. Buckler, he will receive consulting fees of $2,500 for each day he provides consulting services to the Company. The Company anticipates that Dr. Buckler will provide approximately one or two days of consulting services per month.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and 10% stockholders to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. The Company assists its directors and executive officers in complying with these filing requirements. Directors, executive officers and 10% stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the copies of reports furnished to the Company and written representations from the Company's directors and executive officers, the Company believes that during 2001 its directors, executive officers and 10% stockholders have complied with all Section 16(a) filing requirements.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the annual and long-term compensation, for the last three fiscal years, of Nashua's chief executive officer and each of the four other most highly compensated executive officers who were serving as executive officers as of December 31, 2001:

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long-Term Compensation Awards | | |
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards($)(1)	Securities Underlying Options(#)	All Other Compensation($)(2)
Andrew B. Albert(3)	2001	350,448	—	—	—	26,000	7,379
Chairman, President	2000	250,000	—	—	850,000(4)	50,000	1,279
and Chief Executive Officer							
John J. Ireland..............	2001	260,000	—	—	—	28,000	6,493
Vice President/President,	2000	250,000	110,000	—	425,000(5)	—	8,156
Specialty Paper	1999	230,307	75,738	—	—	25,000	4,941
Products Division							
John L. Patenaude	2001	195,000	15,975(6)	—	—	40,000	6,184
Vice President — Finance,	2000	185,000	20,720	—	—	—	5,203
Chief Financial Officer	1999	165,000	20,328	—	—	25,000	4,685
and Treasurer							
Thomas R. Pagel(7)	2001	183,333	21,600	51,700(8)	—	40,000	4,512
Vice President/President,							
Label Products Division							
Donna J. DiGiovine	2001	170,038	228,484	—	—	28,500	5,586
Vice President/President,	2000	140,000	22,638(9)	—	—	—	4,422
Toner Products Division	1999	113,327	21,035	—	—	22,500	3,785

(1) Market value of restricted shares on the date of grant.

(2) The amounts listed consist of Company contributions to the Employees' Savings Plan and life insurance income. In 2001, these amounts were:

   (a) as to the Employees' Savings Plan — Mr. Albert, $5,250; Mr. Ireland, $5,200; Mr. Patenaude, $5,250; Mr. Pagel, $3,954; and Ms. DiGiovine, $5,250.

   (b) as to life insurance income — Mr. Albert, $2,129; Mr. Ireland, $1,293; Mr. Patenaude, $934; Mr. Pagel, $558; and Ms. DiGiovine, $336. There are no arrangements or understandings with executive officers providing that they have or will receive or be allocated an interest in any cash surrender value under the insurance policies.

(3) Mr. Albert joined the Company on April 17, 2000.

(4) Consists of 100,000 shares of restricted stock (granted when the price of Nashua shares was $8.50), 33,333 shares of which vested on April 17, 2001. The remaining 66,667 restricted shares will vest as follows: 33,333 shares will vest on April 17, 2002 and 33,334 shares will vest on April 17, 2003. As of December 31, 2001, the market value of the restricted shares (based on the closing price of $5.82 on the NYSE of the Company's common stock on such date) was $388,002. Dividends, if any, will be paid on the shares of restricted stock whether or not they are still subject to restrictions. The vesting schedule for the restricted stock is subject to acceleration upon death, disability or a change of control. However, upon the termination of Mr. Albert's employment with the Company, any unvested shares will forfeit to the Company.

(5) As of December 31, 2001, the market value of the restricted shares (based on the closing price of $5.82 on the NYSE of the Company's common stock on such date) was $291,000. Such shares were forfeited by Mr. Ireland on February 11, 2002.

(6) Includes $10,725 in cash and $5,250 in Company stock (750 shares).

(7) Mr. Pagel became an executive officer of the Company in February 2001.

(8) Includes interest payments of $35,220 on deferred compensation, an automobile allowance of $7,200, and a payment of $9,280 as part of Mr. Pagel's relocation package.

(9) Includes market value of performance based restricted stock as of the date the performance target was met and such stock was acquired.

Stock Options

The following table sets forth information on grants made during 2001 of stock options to the executive officers named in the Summary Compensation Table. No stock appreciation rights were granted during 2001.

OPTION GRANTS IN 2001

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2001	Exercise Price ($/Share) (1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
					5%	10%
Andrew B. Albert	26,000(3)	6.0%	4.01	3/5/2011	$65,569	$166,164
John J. Ireland	13,000(4)	3.0%	4.01	3/6/2011	$32,784	$ 83,082
	15,000(5)	3.4%	5.70	12/14/2011	$53,770	$136,265
John L. Patenaude	10,000(4)	2.3%	4.01	3/6/2011	$25,219	$ 63,909
	15,000(6)	3.4%	4.01	3/5/2011	$37,828	$ 95,864
	15,000(5)	3.4%	5.70	12/14/2011	$53,770	$136,265
Thomas R. Pagel	10,000(4)	2.3%	4.01	3/6/2011	$25,219	$ 63,909
	15,000(6)	3.4%	4.01	3/5/2011	$37,828	$ 95,864
	15,000(5)	3.4%	5.70	12/14/2011	$53,770	$136,265
Donna J. DiGiovine	13,500(4)	3.1%	4.01	3/6/2011	$34,045	$ 86,277
	15,000(5)	3.4%	5.70	12/14/2011	$53,770	$136,265

(1) The exercise price is equal to the fair market value of the Company's common stock on the date of grant.

(2) These two columns show what the value of the options would be after ten years if the market price of the Company's common stock increased 5% or 10% each year for the ten years from the date the options were granted until the options expired. To put this data into perspective, the resulting Nashua stock prices for the grants expiring on March 5 and 6, 2011 would be $6.53 at a 5% rate of appreciation and $10.40 at a 10% rate of appreciation, and for the grant expiring on December 14, 2011 would be $9.28 at a 5% rate of appreciation and $14.78 at a 10% rate of appreciation. This information is required by the Securities and Exchange Commission and does not mean that the Company predicts that these options will have any such value nor that the market price of the Company's common stock will increase by any specific amount. The actual value that these options will have depends entirely on increases or decreases in the market price of the Company's common stock and when the options are exercised.

(3) Stock option granted under the 1999 Shareholder Value Plan. The option vested on March 5, 2002.

(4) Stock option granted under the 1996 Stock Incentive Plan. The option vested on March 5, 2002.

(5) Stock option granted under the 1999 Shareholder Value Plan. The option vests in two equal installments on December 14, 2002 and December 14, 2003.

(6) Stock option granted under the 1999 Shareholder Value Plan. One-half of the option vested on March 5, 2002 and the other half will vest on March 5, 2003.

The following table sets forth information regarding the number and value of unexercised options to purchase the Company's common stock held by the executive officers named in the Summary Compensation Table at the end of 2001. There were no stock appreciation rights outstanding at the end of 2001. No stock options were exercised during 2001.

FISCAL YEAR-END OPTION VALUES

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised, In-The-Money, Options at Fiscal Year-End(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Andrew B. Albert	25,000	51,000	$36,000	$83,060
John J. Ireland	58,500	28,000	$ 0	$25,330
John L. Patenaude	39,500	40,000	$ 0	$47,050
Thomas R. Pagel	0	40,000	$ 0	$47,050
Donna J. DiGiovine	25,500	28,500	$ 0	$26,235

(1) Option values are based on the difference between the closing price on the New York Stock Exchange of the Company's common stock of $5.82 per share on December 31, 2001 and the exercise price of the options.

Pension Plan

The Company provides retirement benefits to its salaried employees, including the executive officers named in the Summary Compensation Table except for Mr. Pagel, under the Nashua Corporation Retirement Plan for Salaried Employees (the "Nashua Retirement Plan"), which is a qualified retirement plan under the Internal Revenue Code. The Employee Retirement Income Security Act of 1974 limits pensions that may be paid under plans qualified under the Internal Revenue Code. Pension amounts exceeding this limit may be paid outside of qualified plans. Nashua has an unfunded Supplemental Excess Retirement Benefit Plan ("SERP") that provides for additional retirement benefits to certain of its employees, including Messrs. Albert, Ireland, Patenaude, and Ms. DiGiovine. Mr. Pagel does not participate in the Nashua Retirement Plan.

The following table sets forth the estimated annual benefits payable at normal retirement age (65) under the Nashua Retirement Plan and the SERP combined. Benefits under the Nashua Retirement Plan and the SERP last for the life of the employee.

ESTIMATED PENSION BENEFITS

Five Year Average Compensation	Years of Service						
	5 years	10 years	15 years	20 years	25 years	30 years	35 or more years
$ 125,000	$10,000	$ 20,000	$ 30,000	$ 40,000	$ 50,000	$ 60,000	$ 70,000
250,000	21,000	43,000	64,000	85,000	106,000	128,000	149,000
375,000	33,000	65,000	98,000	130,000	163,000	195,000	228,000
500,000	44,000	88,000	131,000	175,000	219,000	263,000	307,000
625,000	55,000	110,000	165,000	220,000	275,000	330,000	385,000
750,000	66,000	133,000	199,000	265,000	331,000	398,000	464,000
875,000	78,000	155,000	233,000	310,000	388,000	465,000	543,000
1,000,000	89,000	178,000	266,000	355,000	444,000	533,000	622,000

Compensation covered by the Nashua Retirement Plan and the SERP generally refers to total annual cash compensation, including salary and bonus, but excluding certain items such as the value of stock option awards and employer allocations to the Company's Employees' Savings Plan. For purposes of the

Nashua Retirement Plan and the SERP, the five year average compensation is equal to the average annual salary and bonus over the final five years of employment. The annual salary and bonus for the current year for the executive officers named in the Summary Compensation Table is indicated in the Annual Compensation column of that table. As of December 31, 2001, the executive officers named in the Summary Compensation Table had the following years of service credited under the Nashua Retirement Plan and the SERP: Mr. Albert, 1 year; Mr. Ireland, 6.5 years; Mr. Patenaude, 9 years; and Ms. DiGiovine, 4 years.

Benefits as shown above are available for participants whose pensions start after reaching age 65. Participants who have five or more years of service are eligible to receive pensions after reaching age 60 and participants who have ten or more years of service are eligible to receive pensions after reaching age 55, but payments are reduced 4.2% per year for each year that a recipient starts receiving benefits earlier than at age 65. Benefits under the Nashua Retirement Plan and the SERP are computed on the basis of a straight life annuity. These benefits are not subject to any deduction for Social Security or other offset.

Executive Severance and Retention Agreements

The Company has entered into severance agreements with Messrs. Albert, Ireland, Patenaude and Ms. DiGiovine in order to ensure their continued service to Nashua in the event of a change in control of Nashua. These severance agreements provide that upon termination of employment under certain circumstances within three years after a change in control of Nashua, the employee would receive severance pay equal to three times the sum of his or her annual salary and bonus plus benefits, totalling an estimated $1,216,468, $1,143,516, $787,565, and $870,269, respectively, for the individuals named above. In addition, Mr. Albert's and Mr. Ireland's severance agreements provide that upon a change of control of Nashua any unvested portion of their restricted stock will vest.

In addition, each employee can terminate his or her employment after a change in control of Nashua and receive such severance pay if he or she determines in good faith that any assignment of duties is inconsistent with his or her duties prior to a change of control or certain action by the Company results in a diminution in position, duties, authority or responsibilities. If the employment of any of such employee is terminated by the Company apart from the circumstances above for reasons other than misconduct, the executive would receive one year's salary and certain other benefits. The value of this compensation and benefits totals an estimated $359,731, $269,203, $204,203, and $181,354, respectively, for the individuals named above.

In 2001, the Company adopted a retention plan to assist in retaining the services of key employees in its Toner Products division. Ms. DiGiovine, who is the president and general manager of the Company's Toner Products division, is eligible for a retention bonus of up to one-year's annual salary if she remains employed by the Company through December 2003. The amount of Ms. DiGiovine's retention bonus will accrue over the three year retention period, with one-third of her annual salary accruing for each year during which she remains employed by the Company and during which the Toner Products division meets certain business objectives. The retention bonus will be paid to Ms. DiGiovine in one lump-sum payment if she is employed by the Company on December 31, 2003, provided that if her employment is terminated by the Company other than for cause, as defined in the retention plan, then she will receive a partial payment, pro-rated for the period she remained with the Company. If the Toner Products division is sold or closed prior to the payment of the retention bonus, Ms. DiGiovine will be given full credit for the year in which it is sold or closed. Additionally, if Ms. DiGiovine is not offered a comparable position with the company that acquires the division, the retention bonus payable to Ms. DiGiovine would have been increased by 75% if the division was sold or closed during 2001, and will be increased by 50% if the division is sold or closed during the first half of 2002.

The Leadership and Compensation Committee Report on Executive Compensation

The Leadership and Compensation Committee is composed of non-employee directors and is charged with the responsibility of screening candidates for the chief executive officer position, developing performance evaluation criteria, reviewing the caliber of key managers and succession to their positions and deciding on senior management compensation. The Committee administers the Company's Management Incentive Plan and the Company's stock option and stock incentive plans. Each year the Committee reviews the performance of the Chief Executive Officer against objectives and sets the Chief Executive Officer's base salary. The Committee also reviews the performance and the salary levels of other executive officers, including the executive officers named in the Summary Compensation Table, and makes decisions regarding the above plans.

The Committee's compensation policies applicable to the Company's executive officers during 2001 are set forth below:

The Committee believes that base salaries should be at competitive levels so as to attract and retain well qualified executives. With respect to the salary of the Chief Executive Officer, the Committee considered a number of factors including survey data, the size and performance of the Company, past practice at the Company, each Committee member's own individual experiences in compensation matters and the inter-relationship of salary to cash incentive compensation and long-term equity-based compensation. Following the Committee's review of the performance of the Chief Executive Officer, Mr. Albert received options to purchase 26,000 shares of stock. The Committee has also reviewed the compensation of the Company's executive officers, including those executive officers listed in the Summary Compensation Table, and has concluded that the salaries for the executive officers listed in the Summary Compensation Table are competitive with the salaries for similar positions included in the survey data reviewed by the Committee.

The Committee believes that incentive compensation paid in cash should be awarded to support company objectives based on company, group, division and personal performance during the preceding year. The Company's Management Incentive Plan provides that cash awards may be granted each year by the Committee based on corporate, segment, division and personal performance. For the individuals who served as Chief Executive Officer and principal corporate staff officers, award targets for 2001 were based on the Company's pretax operating income budget, total Company revenues and profitability objectives. For the Vice Presidents in charge of operating units, award targets were based on the respective unit's pretax operating income budget, total Company revenues and profitability objectives.

The Committee believes that long-term equity-based compensation should be awarded to provide incentive to executives to create value for stockholders and give the executives a substantive ownership interest in the Company's success. The Committee's policy has been to award performance-based restricted stock and stock option grants in order to more closely align the interests of management with those of stockholders and to attract and retain executives during a period when the Company has been undergoing significant operational changes.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for certain compensation in excess of $1 million paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Committee reviews the potential effect of Section 162(m) periodically and generally seeks to structure the long-term incentive compensation granted to its executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under the Company's 1996 Stock Incentive Plan or 1999 Shareholder Value Plan will be treated as qualified performance-based compensation under Section 162(m). In addition, the Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Committee believes such payments are appropriate and in the best interests of the Company and its stockholders, after taking into consideration changing business conditions and the performance of its employees.

Leadership and Compensation Committee

James F. Orr III, Chairman
Avrum Gray
John M. Kucharski
Peter J. Murphy
Mark E. Schwarz

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's common stock against the cumulative total return of the S&P 500 Index and a composite peer group for the five years commencing December 31, 1996 and ending December 31, 2001. A peer group comparison is used because the Company offers a diverse mix of products and services and does not believe that a single industry or line-of-business index provides an adequate measure for comparison to the Company as a whole.

The Company's products and services include thermal papers, thermosensitive and pressure sensitive labels, and specialty papers, as well as toners and developers. In constructing a composite peer group, the Company selected published indices to represent various products. The indices are: for thermal papers, thermosensitive and pressure sensitive labels and specialty papers — the S&P Paper and Forest Products Index, and for toners and developers — the S&P Office Equipment & Supplies Index. The Company then weighted the two indices in proportion to the 2001 revenues of Nashua's products and services represented by the respective indices.



	1996	1997	1998	1999	2000	2001
Nashua Corporation	100.00	96.87	110.93	62.50	37.00	48.91
S&P 500 Index	100.00	133.36	171.47	207.55	188.67	166.23
Composite Peer Group	100.00	111.23	118.96	153.46	124.05	128.81

Report of the Audit/Finance and Investment Committee

The Audit/Finance and Investment Committee consists of the following five members of the Company's Board of Directors: John M. Kucharski, Chairman, Sheldon A. Buckler, George R. Mrkonic, Jr., Peter J. Murphy and Mark E. Schwarz. The Committee operates under a written charter adopted by the Board of Directors. The members of the Committee are independent directors, as defined by the rules of the New York Stock Exchange, other than Mr. Kucharski who was appointed to the Committee pursuant to the "override" provisions of the New York Stock Exchange rules. Mr. Kucharski, a member of the Board of Directors since 1988, had served on the Committee from July 1993 to December 2000, and was its chairman from July 1994. In December 2000, Mr. Kucharski resigned from the Committee in order to serve as the interim Vice Chairman of the Company, a position he held until May 8, 2001. Mr. Kucharski was reappointed to the Committee on May 8, 2001. With respect to Mr. Kucharski's reappointment to the Committee, the Board of Directors has determined in its business judgment that because of Mr. Kucharski's prior service on the Committee and his in-depth knowledge of the operations of the Company, his membership on the Committee is necessary for the best interests of the Company and its stockholders.

The Committee reviewed the Company's audited financial statements for the fiscal year ended December 31, 2001 and discussed these financial statements with the Company's management. The Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61 (Communication with Audit Committees) with Ernst & Young LLP, the Company's independent auditors.

The Company's independent auditors also provided the Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). In addition, the Committee discussed with the independent auditors the matters disclosed in this letter and their independence from the Company. The Committee also considered whether the independent auditors' provision of certain other, non-audit related services to the Company is compatible with maintaining their independence.

Based on its discussions with management and the independent auditors, and its review of the representations and information provided by management and the independent auditors, the Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.


Audit/Finance and Investment Committee

John M. Kucharski, Chairman
Sheldon A. Buckler
George R. Mrkonic, Jr.
Peter J. Murphy
Mark E. Schwarz


PROPOSAL 2

APPROVAL OF REINCORPORATION FROM DELAWARE TO MASSACHUSETTS

The Board of Directors has approved and, for the reasons set forth below, recommends that the Company's stockholders approve the reincorporation of the Company in Massachusetts from Delaware (the "Reincorporation"). The Reincorporation would be accomplished through the merger (the "Merger") of the Company, currently a Delaware corporation, with and into Nashua MA Corporation, a wholly owned subsidiary of the Company organized under Massachusetts law ("Nashua-MA"), with Nashua-MA continuing as the surviving corporation.

Stockholders are asked to approve the Reincorporation of the Company by approving the proposed Plan and Agreement of Merger (the "Merger Agreement"), a copy of which is attached to this Proxy Statement as Appendix A. Stockholders are urged to read carefully the following sections of this Proxy Statement, including the related appendices, before voting on the Reincorporation. The affirmative vote of the holders of a majority of the outstanding shares of the Company's common stock entitled to vote is necessary to approve the Reincorporation.

Principal Reasons for the Reincorporation

The Board of Directors believes that the Reincorporation is in the best interests of the Company and its stockholders. The Board of Directors has three principal reasons for the Reincorporation:

    (1) to enhance the Company's financing capabilities;

    (2) to reduce the Company's corporate franchise tax expenses; and

    (3) to change corporate governance provisions of the Company's corporate charter and bylaws to promote stockholder participation and enhance corporate democracy.

Enhance Financing Capabilities

The Board of Directors believes that the Reincorporation will allow the Company to enhance its ability to obtain debt financing by eliminating a provision contained in the Company's current certificate of incorporation that requires the approval of holders of two-thirds of the Company's outstanding stock to authorize the pledge of all or substantially all of the Company's assets. This restriction on the pledge of the Company's assets was adopted in 1957, before the Company was a widely-held public company. While the requirement for stockholder approval for the pledge of assets is permitted under Delaware corporate law, it is not a statutory requirement. The Board of Directors believes that the restriction on the pledge of assets is a highly unusual provision, and is not common among public companies.

The restriction on the pledge of assets hinders the Company's ability to obtain credit financing on terms that are most favorable to the Company. In order to comply with this restriction, the Company must either negotiate an unsecured credit facility or a credit facility that is not secured by substantially all of the Company's assets or obtain stockholder approval to enter into a credit facility that is secured by substantially all of the Company's assets. Credit that is not secured by the assets of the Company may not be available to the Company or may be available only at a cost significantly higher than that which would be available for secured credit. In the past, the Company has complied with the restriction on the pledge of assets by entering into credit agreements that are secured by some, but not substantially all, of the Company's assets. However, the transaction costs of entering into these types of credit agreements are higher than they might otherwise be without the pledge restriction because the Company must obtain complex legal opinions for the lenders to the effect that stockholder approval of those credit agreements is not necessary. Additionally, the terms of a credit facility secured by some but not substantially all of the Company's assets may not be as favorable to the Company as they would be for a facility secured by all of the assets of the Company.

Finally, it is both costly and inefficient to seek stockholder approval in order for the Company to obtain financing that is secured by substantially all of its assets. The Company would either have to call a special meeting of stockholders, or delay the consummation of a credit agreement until the next annual meeting of stockholders, in order to obtain stockholder approval. The Company would incur costs associated with calling a special meeting and may have to incur expenses to hire a proxy solicitor to assist the Company in obtaining the required stockholder approval. Additionally, the two-thirds supermajority vote requirement for the approval of such a financing agreement could allow a minority of the Company's stockholders to block approval of the financing agreement, even if a majority of the Company's stockholders were in favor of the transaction.

The Board of Directors believes that the removal of this restriction on the pledge of the Company's assets will provide the Company with greater flexibility in connection with obtaining credit financing. However, under the Company's current certificate of incorporation, an amendment changing or removing the restriction on the pledge of assets requires the affirmative vote of holders of *all* of the Company's outstanding stock. Since there are currently over one thousand record holders of the Company's common stock and *every* share would have to be voted in favor of such an amendment, it is a practical impossibility to obtain unanimous stockholder approval to amend this provision of the Company's current certificate of incorporation. On the other hand, the Reincorporation would remove this restriction on the pledge of assets since the articles of organization of the surviving corporation of the Merger, Nashua-MA, do not contain a restriction on the pledge of assets.

On March 1, 2002, the Company entered into a new three-year credit agreement with two lenders providing the Company with a term loan commitment of $10 million and a revolving loan commitment of $30 million. The new credit agreement grants the lenders a security interest in some, but not substantially all, of the Company's tangible and intangible assets. According to the terms of the new credit agreement, one of the lenders, which has agreed to lend fifty percent of the total loan commitment amount, has the right to terminate its loan commitment under the credit facility if the Company does not, by December 31, 2002, merge with or reincorporate into a newly created Massachusetts subsidiary and revise its organizational documents to eliminate the requirement for stockholder approval for the granting of a

mortgage or lien upon all or substantially all of the Company's property or assets. The Reincorporation would satisfy this requirement of the new credit agreement and remove that lender's ability to terminate its loan commitment under this provision.

The failure of the Company to receive approval for the proposed Reincorporation, as described in this Proxy Statement, could result in the early termination of fifty percent of the loan commitment under the new credit agreement. The Board of Directors believes that such an early termination could have a material adverse effect on the Company's ability to obtain secured debt financing.

Reduce Corporate Franchise Tax Expenses

The Reincorporation will also reduce the amount of corporate franchise taxes paid by the Company. Corporations organized under the Delaware General Corporation Law are required to pay an annual franchise tax to the State of Delaware based on their capitalization. As a Delaware corporation, the Company currently pays approximately $120,000 annually in corporate franchise taxes to the State of Delaware. By contrast, corporations organized under the Massachusetts Business Corporation Law do not pay annual franchise taxes to the Commonwealth of Massachusetts but instead pay a nominal fee of $85 in connection with the filing of annual reports.

If the Merger Agreement is approved and the Company is merged with and into Nashua-MA, the Company will be required to pay the pro-rata portion of the 2002 Delaware franchise tax applicable to the portion of 2002 in which the Company existed as a Delaware corporation. The Company will also incur one-time costs in connection with the Reincorporation, which are not expected to be material.

Increase Opportunities for Stockholder Participation

The Board of Directors also believes that the Reincorporation would change the corporate governance provisions of the Company's corporate charter and bylaws to promote stockholder participation and enhance corporate democracy.

If the Merger Agreement is approved and the Company is merged with and into Nashua-MA, stockholders will continue to elect all directors on an annual basis, which is similar to the election of directors for the current Company. The Board of Directors has retained the annual election of directors because the Board of Directors believes that a classified or staggered board may frustrate stockholders in their electoral oversight of the board. The Board of Directors believes that stockholder participation is promoted and corporate democracy is enhanced when all directors are elected annually.

Additionally, the Board of Directors believes that the Reincorporation would further promote stockholder participation and enhance corporate democracy because of the following changes that would be made to the corporate charter and bylaws as a result of the Reincorporation:

- *Elimination of supermajority voting requirements.* The Board of Directors believes that majority stockholder approval for corporate transactions is consistent with the principles of corporate democracy. As discussed below, the Company's current certificate of incorporation requires two-thirds supermajority approval for some corporate transactions, such as the pledge, sale or lease of the Company's assets. A two-thirds supermajority approval requirement allows a minority of the Company's stockholders to block approval of transactions that may otherwise have the support of a majority of the Company's stockholders. As discussed in greater detail below, the new articles of organization for Nashua-MA require only majority stockholder approval for all corporate transactions.

- *Elimination of statutory anti-takeover protections.* The Board of Directors believes that stockholder participation and corporate democracy are enhanced if certain business combinations are not automatically prohibited and stockholders are given the opportunity to evaluate the proposed transactions for themselves. The Company is currently subject to Delaware's anti-takeover "business combination statute." That statute, which is discussed in greater detail below, prohibits certain business combinations with stockholders that own 15% or more of the Company's capital stock

18

unless prior board approval of such transactions is obtained. The statute may operate, however, to entrench the management of a corporation by prohibiting transactions that its stockholders might otherwise approve. As discussed in greater detail below, Nashua-MA, through an election in its articles of organization, will not be subject to the similar Massachusetts business combination statute.

- *Creation of the right of stockholders to call special meeting of stockholders.* The Board of Directors believes that stockholder participation and corporate democracy are enhanced if stockholders, subject to appropriate procedures, have the right to call a special meeting of stockholders. The current bylaws of the Company do not permit the Company's stockholders to call special meetings of stockholders. As discussed in greater detail below, the bylaws of Nashua-MA will provide that holders of 40% or more of the capital stock will be able to call a special meeting of stockholders.

Accordingly, after considering the advantages and disadvantages of the Reincorporation, including the differences between the Delaware and Massachusetts statutes and the body of case law in both states, the Board of Directors has concluded that the benefits to the Company and its stockholders of being a Massachusetts corporation outweigh the benefits of remaining a Delaware corporation. See "— Certain Differences between the Corporation Laws of Delaware and the Corporation Laws of Massachusetts" and "— Possible Disadvantages of the Reincorporation" below.

Effect of the Merger and the Reincorporation

The proposed Merger and the Reincorporation will change the legal domicile of the Company, and will effect other changes of a legal nature, the material aspects of which are described in this Proxy Statement. However, the Merger and the Reincorporation will not result in any significant change in the Company's name, business, management, fiscal year, location of principal executive offices, assets, liabilities, stockholder equity or accounting practices. The Company's employee benefit plans will be continued after the Merger and the Reincorporation by the surviving corporation upon their existing terms and conditions. The Company's management, including all directors and officers, will remain the same after the Merger and the Reincorporation and will assume substantially identical positions with Nashua-MA. The Company's common stock will continue to be listed without interruption under the symbol "NSH" on the New York Stock Exchange.

The Massachusetts Subsidiary

Nashua MA Corporation, the Massachusetts subsidiary that will be the surviving corporation upon completion of the Merger, was incorporated under the laws of the Commonwealth of Massachusetts on March 25, 2002, exclusively for the purpose of merging with the Company. Prior to the completion of the Merger, Nashua-MA will have no material assets or liabilities and will not have carried on any business.

Plan and Agreement of Merger

The Board of Directors has adopted, subject to stockholder approval, the Merger Agreement pursuant to which the Merger and the Reincorporation will take place. The following is a summary of certain provisions of the Merger Agreement and certain related matters. This summary may not be complete and is subject to and qualified in its entirety by reference to the text of the Merger Agreement itself.

The Merger

At the time a certificate of merger is filed with the Secretary of State of the State of Delaware and the Secretary of State of the Commonwealth of Massachusetts, which is expected to be as soon as practicable after the annual meeting of stockholders, the Company will be merged with and into Nashua-MA. Nashua-MA will become the surviving corporation, and the Company's legal existence as a Delaware corporation will cease and the Company will become a Massachusetts corporation, governed by and subject to the laws of the Commonwealth of Massachusetts.

As the surviving corporation in the Merger, Nashua-MA will succeed to all the business, rights, privileges, debts, assets, liabilities, powers and property of the Company. The Company's existing Board of Directors and officers will become the Board of Directors and officers of the surviving corporation for identical terms of office. Nashua-MA will also assume the name of the Company, "Nashua Corporation," as of the effective date of the Merger.

The articles of organization and bylaws of Nashua-MA will be the articles of organization and bylaws of the surviving corporation following the Merger. The articles of organization and bylaws of Nashua-MA are attached to this Proxy Statement as Appendix B. The material differences between the Company's current certificate of incorporation and bylaws and the articles of organization and bylaws to be in effect following the Merger are discussed below.

Conversion of Shares

Upon the effective date of the Merger, each outstanding share of the Company's common stock will automatically be converted into one fully paid and non-assessable share of the common stock, par value $1.00 per share, of Nashua-MA. Nashua-MA's common stock will be entitled to the same rights, powers, qualifications, limitations and restrictions as the presently outstanding common stock of the Company. After the Merger, the Massachusetts Business Corporation Law and other applicable Massachusetts law, rather than the Delaware General Corporation Law and Delaware law, will govern the rights of the Company's stockholders.

Exchange of Stock Certificates

As of the effective date of the Merger, each outstanding certificate representing shares of the common stock of the Company will represent the same number of shares of the common stock of Nashua-MA. It will not be necessary for stockholders of the Company to exchange their existing stock certificates to reflect their ownership of common stock of Nashua-MA. For those stockholders who wish to receive new stock certificates issued by Nashua-MA, the Company will arrange for EquiServe, the Company's transfer agent, to exchange certificates representing shares of the common stock of the Company for certificates representing an equal number of shares of the common stock of Nashua-MA, subject to customary requirements as to proper endorsement, signature guarantee, if required, and payment of applicable taxes. Company stockholders who wish to exchange their certificates should contact EquiServe Trust Co., N.A., Mail Stop 45-02-53, Box 43010, Providence, RI 02940-3010.

Conditions to the Merger

The Merger is subject only to the approval of the stockholders of the Company.

Termination; Amendment

The Merger Agreement may be terminated or abandoned by the Board of Directors of the Company and Nashua-MA at any time prior to the filing of the appropriate certificates of merger with the Secretaries of State of Delaware and Massachusetts. The Board of Directors or officers of the Company and Nashua-MA may jointly amend, modify or supplement the Merger Agreement in such manner as they may deem appropriate at any time before approval of the Merger Agreement by the Company's stockholders.

Certain Federal Income Tax Consequences of the Reincorporation

The following is a discussion of certain federal tax consequences to holders of the Company's common stock that will be converted to Nashua-MA's common stock as a result of the Merger. The discussion does not address all of the tax consequences that may be relevant to particular stockholders in light of their own circumstances or to taxpayers subject to special treatment under the federal income tax laws, for example, insurance companies, financial institutions, broker-dealers, tax exempt organizations, foreign entities and individuals who are not citizens or residents of the United States or who acquired their shares in compensatory transactions. Nor does the discussion address any aspects of state, local or foreign law. In addition, the following discussion does not address the tax consequences of transactions prior to or after the Merger, whether or not effected in connection with the Merger.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated under the Internal Revenue Code and administrative rulings and judicial decisions in effect as of the date of this Proxy Statement. Subsequent legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements or conclusions set forth below, and any of those changes could apply retroactively. Each stockholder is urged to consult his or her own tax advisor as to the federal, state, local and foreign tax consequences of the Merger.

Neither the Company nor Nashua-MA requested a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the Merger, nor obtained an opinion of counsel. The Company's management believes, nevertheless, that subject to the limitations, qualifications and exceptions herein, for federal income tax purposes:

(1) The Merger and the Reincorporation from Delaware to Massachusetts will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended.

(2) No gain or loss will be recognized by the stockholders upon the conversion of the Company's common stock into Nashua-MA's common stock.

(3) Each stockholder whose shares are converted into Nashua-MA's common stock will have the same basis in the common stock of Nashua-MA as the stockholder had in the common stock of the Company held immediately prior to the effective date of the Merger.

(4) Each stockholder's holding period in Nashua-MA's common stock will include the period during which the corresponding shares of the Company's common stock were held, provided such corresponding shares of the Company's common stock were held as a capital asset on the effective date of the Merger.

(5) Neither the Company nor Nashua-MA will recognize gain or loss as a result of the Merger, and Nashua-MA generally will succeed, without adjustment, to the tax attributes of the Company.

Possible Disadvantages of the Reincorporation

Despite the belief of the Board of Directors that the Reincorporation is in the best interests of the Company and its stockholders, stockholders should be aware that many provisions in the corporate laws of Massachusetts have not yet received the same level of extensive scrutiny and interpretation by the Massachusetts courts as compared to Delaware. The Delaware General Corporation Law is widely regarded as the most extensive and well-defined body of corporate law in the United States. Moreover, the courts in Delaware have demonstrated an ability and willingness to act quickly and effectively to meet changing business needs. Furthermore, Delaware corporations are often guided by the extensive body of court decisions interpreting Delaware's corporate law. The Board of Directors, however, believes that the corporate laws of Massachusetts will provide the Company with a practical and flexible framework for conducting its affairs.

Certain Differences between the Corporate Charters and Bylaws of the Company and Nashua-MA

In proposing the Merger and the Reincorporation, the Company has attempted to minimize the differences between the Company's current certificate of incorporation and bylaws and the new articles of organization and bylaws of Nashua-MA following the Merger. The new charter documents of Nashua-MA are substantially similar to the current charter documents of the Company in all material respects except for (1) changes to the charter documents of Nashua-MA necessary to conform to Massachusetts law and

(2) changes to the charter documents of Nashua-MA necessary to implement two of the Company's principal reasons for the Reincorporation discussed above:

- enhancing the Company's financing capabilities; and

- promoting stockholder participation and enhancing corporate democracy.

The following discussion of the principal differences between the Company's current charter documents and the new charter documents of Nashua-MA does not purport to be complete and is qualified in its entirety by reference to the Company's current charter documents and Nashua-MA's new charter documents.

Stockholder Approval to Authorize the Pledge of All or Substantially All of the Company's Assets

- The Company's current certificate of incorporation requires the approval of holders of two-thirds of the Company's outstanding stock to authorize the pledge of all or substantially all of the Company's assets.

- The new articles of organization of Nashua-MA do not require stockholder approval for the pledge of assets.

Stockholder Approval to Authorize the Sale, Lease or Exchange of All or Substantially All of the Company's Assets

- The Company's current certificate of incorporation requires the approval of holders of two-thirds of the Company's outstanding stock to authorize the sale, lease or exchange of all or substantially all of the Company's assets.

- The new articles of organization of Nashua-MA requires the approval of holders of a majority of Nashua-MA's outstanding stock to authorize the sale, lease or exchange of all or substantially all of Nashua-MA's assets.

Special Meetings of Stockholders

- The Company's current bylaws do not permit stockholders to call special meetings of stockholders.

- The new bylaws of Nashua-MA provide that, upon the written application of one or more stockholders who are entitled to vote and who hold at least 40% of the capital stock entitled to vote at the meeting, the Clerk of Nashua-MA will call a special meeting of stockholders.

Anti-Takeover Statutes: Business Combinations with Interested Stockholders

- The Company is currently subject to Delaware's anti-takeover statute governing certain business combinations with interested stockholders.

- Nashua-MA, through an election in its articles of organization, will not be subject to Massachusetts' substantively similar anti-takeover statute governing certain business combinations with interested stockholders.

Certain Differences between the Corporation Laws of Delaware and the Corporation Laws of Massachusetts

The Company is presently incorporated in the State of Delaware and Delaware law and the Delaware General Corporation Law currently govern the rights of the Company's stockholders. After the Merger, the surviving corporation, Nashua-MA, will be incorporated in the Commonwealth of Massachusetts and Massachusetts law and the Massachusetts Business Corporation Law will govern the rights of Company stockholders. The Delaware General Corporation Law and the Massachusetts Business Corporation Law differ in certain respects. The following discussion summarizes significant differences in the corporation laws of Delaware and Massachusetts that may affect the rights of the Company's stockholders. However, the following discussion is not intended to be relied upon as a complete discussion of all of the differences in the corporation laws of Delaware and Massachusetts; such differences can only be determined in full by reference to the Delaware General Corporation Law and to the Massachusetts Business Corporation Law, and to the case law interpreting these statutes. The following discussion is qualified in its entirety by reference to the Company's current certificate of incorporation and bylaws, the new articles of organization and bylaws of Nashua-MA, the Delaware General Corporation Law and the Massachusetts Business Corporation Law.

Special Meetings of Stockholders

Special meetings of stockholders of a Delaware corporation may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Neither the current certificate of incorporation nor the bylaws of the Company permit stockholders to call special meetings.

Special meetings of stockholders of a Massachusetts corporation with a class of voting stock registered under the Securities Exchange Act of 1934, as amended, may be called by the president or by the board of directors and, unless otherwise provided in the articles of organization or bylaws, upon written application of stockholders who hold at least 40% of the capital stock of the corporation entitled to vote at the proposed meeting. The new bylaws of Nashua-MA provide that upon the written application of stockholders who hold at least 40% of the capital stock entitled to vote, a special meeting of stockholders must be called by the Clerk of Nashua, subject to the procedures for calling special meetings of stockholders set forth in Nashua-MA's bylaws.

Quorums and Voting Requirements for Stockholder Meetings

Under Delaware law, and unless the certificate of incorporation or bylaws specify a different percentage, a majority of the shares of the corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at a meeting of stockholders, but in no event may a quorum consist of less than one-third of the shares entitled to vote at the meeting. With respect to a meeting of stockholders at which a quorum is present, unless Delaware law, the certificate of incorporation or the bylaws specify a different voting requirement, Delaware law generally provides that the affirmative vote of the majority of shares is sufficient to authorize a stockholder action, except that directors may be elected by a plurality vote of the shares present and entitled to vote at a meeting of stockholders.

The Company's current bylaws provide that, except as otherwise provided by Delaware law, the Company's current certificate of incorporation or the Company's bylaws, the holders of a majority of the shares entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. The Company's current bylaws further provide that when a quorum is present, and unless the certificate of incorporation of the Company or Delaware law require a higher percentage of affirmative votes, action on a matter is approved by the affirmative vote of a majority of the total vote cast, except that any election of directors by stockholders requires a plurality vote of the total vote cast. However, with respect to the sale, mortgage, pledge, lease or exchange of substantially all of the Company's assets, the Company's current certificate of incorporation requires the affirmative vote of holders of two-thirds of the Company's outstanding shares of capital stock.

Under Massachusetts law, and unless the articles of organization or bylaws otherwise provide, a majority of all stock issued, outstanding and entitled to vote a meeting of stockholders of a corporation shall constitute a quorum for a meeting of stockholders. Except for certain fundamental matters such as amendments to the articles of organization, mergers or consolidations and the sale, lease, or exchange of substantially all of a corporation's assets, Massachusetts law does not generally prescribe the percentage vote required for stockholder action.

The new bylaws of Nashua-MA provide that a majority of all stock issued, outstanding and entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. The Nashua-

MA bylaws further provide that when a quorum is present, action on a matter properly brought before a meeting of stockholders is approved by the affirmative vote of a majority of the total vote cast, unless Nashua-MA's articles of organization, bylaws or Massachusetts law require a higher percentage of affirmative votes, except that any election of directors by stockholders requires a plurality vote of the total vote cast.

Cumulative Voting

Under Delaware Law, a corporation may provide in its certificate of incorporation for cumulative voting rights by stockholders in the election of directors. Under cumulative voting each stockholder casts as many votes for all or any of the directors as the stockholder has shares of stock, multiplied by the number of directors to be elected. The Company's current certificate of incorporation does not provide for cumulative voting.

Massachusetts law does not authorize or provide for cumulative voting rights by stockholders in the election of directors. The new articles of organization of Nashua-MA do not provide for cumulative voting.

Action by Consent of Stockholders

Under Delaware law, and unless otherwise provided in the certificate of incorporation, any action to be taken by the stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a written consent is signed, and delivered to the corporation, by the holders of the minimum number of shares required to authorize a given action. The Company's current certificate of incorporation provides that stockholder action by written consent is permitted, but only if *all* the stockholders entitled to vote on the matter execute a written consent that is filed with the records of the meetings of stockholders; except that with respect to the sale, mortgage, pledge, lease or exchange of substantially all of the Company's assets, the required percentage for written consent of stockholders to approve such action is two-thirds of all the stockholders entitled to vote on the action.

Under Massachusetts law, any action to be taken at any meeting of stockholders may be taken without a meeting if *all* stockholders entitled to vote on the matter consent to the action in writing and the written consents are filed with the records of the meetings of stockholders. The new bylaws of Nashua-MA are consistent with Massachusetts law regarding the written consent of stockholders.

Inspection Rights

Under Delaware law, stockholders have the right to inspect and copy a corporation's stock ledger, stockholder lists and other books and records. However, prior to inspecting corporate records, a stockholder must make a written demand under oath stating that the purpose of inspection is reasonable related to their interest as a stockholder. In addition, Delaware law requires that a corporation, at least ten days before every meeting of stockholders, shall make available a list of all the stockholders entitled to vote at the upcoming meeting.

Under Massachusetts law, a corporation must keep within the Commonwealth of Massachusetts original, or attested copies, of the corporation's articles of organization, bylaws, records of all meetings of incorporators and stockholders, and stock and transfer records. A stockholder may inspect these corporate records if the purpose of such inspection is related to the person's interest as a stockholder; otherwise, the corporation may be liable to the stockholder for actual damages that result from the corporation's refusal to provide its records for inspection.

Dissenters' Rights of Appraisal

Under Delaware law, a stockholder who dissents from certain mergers or consolidations of a corporation may, under varying circumstances, be entitled to dissenters' rights of appraisal pursuant to which the stockholder may receive cash in the amount of the fair market value of the shares owned in lieu of the consideration, that the stockholder would otherwise receive in a given transaction. However, unless otherwise provided for in a corporation's certificate of incorporation, Delaware law does not provide appraisal rights in connection with (1) the sale, lease or exchange of all or substantially all of the assets of a corporation, (2) the reclassification of stock or (3) the amendment of the certificate of incorporation that adversely affect a class of stock. The Company's current certificate of incorporation does not provide for dissenters' rights of appraisal in these circumstances. In addition, dissenters' rights of appraisal are not available to a stockholder of a Delaware corporation if the stockholder's shares were (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Security Dealers, Inc. or (b) held of record by more than 2,000 stockholders unless the stockholder is required by the terms of the agreement of merger or consolidation to accept any consideration for his shares other than (1) shares of stock of the corporation surviving or resulting from the merger or consolidation, (2) shares of stock of any other corporation which is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Security Dealers, Inc. or held of record by more than 2,000 stockholders, (3) cash in lieu of fractional shares, or (4) any combination of the foregoing.

Under Massachusetts law, unless a vote of the stockholders is not required to approve the action, dissenting stockholders who follow prescribed statutory procedures are entitled to dissenter's rights of appraisal in connection with any merger, consolidation or sale, lease or exchange of all or substantially all of a corporation's assets and in connection with the adoption of amendments to its articles of organization that may adversely affect the rights or preferences of stockholders.

Classified Board

Delaware law permits, but does not require, a board of directors to be divided into classes with each class having a term of office longer than one year. The Company does not have a classified board of directors.

Massachusetts law requires, unless a corporation chooses otherwise, a board of directors to be divided into classes with each class having a term of office not less than one year nor more than five years, with the term of at least one class expiring each year. Nashua-MA does not have a classified board as it has opted out of the Massachusetts classified board statute.

Change in Number of Directors

Under Delaware law, a corporation must have at least one director on its board of directors. The actual number of directors may be fixed by or in the manner provided in the bylaws, unless the number of directors is fixed in the corporation's certificate of incorporation. The Company's current bylaws require that the Company have not less than five nor more than fifteen directors, the number of which shall only be fixed from time to time by resolution of the board of directors. The Company presently has eight directors on its board of directors. After the 2002 annual meeting of stockholders, the number of directors will be reduced to seven.

Under Massachusetts law, the number of directors is determined in the manner provided in the corporation's bylaws, but a corporation generally may not have less than three directors unless the corporation has less than three stockholders. Massachusetts law also provides that the board of directors may be enlarged by the stockholders or, if authorized by the bylaws, by vote of a majority of directors. The new bylaws of Nashua-MA require that it have not less than five nor more than fifteen directors, except that the number of directors may be less if Nashua-MA has less than three stockholders. The exact number of directors shall be fixed by a vote of the board of directors. Immediately following the Reincorporation, Nashua-MA will have seven directors on its board of directors, who will be all of the Company's continuing directors.

Filling Vacancies on the Board of Directors

Under Delaware law, vacancies and newly created directorships may be filled by a majority of directors then in office, unless otherwise provided in the corporation's certificate of incorporation or bylaws.

If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the entire board as constituted immediately prior to any increase, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office. The Company's current bylaws provide that vacancies in the board of directors may be filled by a vote of a majority of the directors then in office, though less than a quorum.

Under Massachusetts law, and unless a corporation's articles of organization provide otherwise, any vacancy in the board of directors, however occurring, including a vacancy resulting from enlargement of the board, may be filled in the manner prescribed in the bylaws, or, in the absence of any such provision in the bylaws, by the directors. The new bylaws of Nashua-MA provide that vacancies in the board of directors may be filled by a vote of a majority of the directors then in office, though less than a quorum.

Removal of Directors

Under Delaware law, a director serving on a board that is not classified may be removed with or without cause by a majority of the outstanding shares entitled to vote at an election of directors. In the case of a Delaware corporation whose board of directors is classified, holders of a majority of the outstanding shares entitled to vote at an election of directors may effect such removal only for cause unless the certificate of incorporation otherwise provides. The Company does not have a classified board of directors, and neither its current certificate of incorporation nor its current bylaws provide for the removal of directors.

Under Massachusetts law, any director or the entire board of directors may be removed, except as otherwise provided in the corporation's articles of organization or bylaws, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except that directors of a class elected by a particular class of stockholders may be removed only by the vote of a majority of the shares of the particular class of stockholders entitled to vote for the election of such directors. In addition, a director may be removed for cause by a vote of the majority of the directors then in office. In any case, a director may be removed for cause only after reasonable notice and opportunity to be heard before the body proposing to remove him. The new bylaws of Nashua-MA are consistent with Massachusetts law regarding the removal of directors.

Interested Director or Officer Transactions

Delaware law provides that no transaction between a corporation and a director or officer or between a corporation and any entity in which a director or officer has an interest is void or voidable solely for this reason or solely because the director or officer is present at or participates in the meeting of the board or committee which authorized the contract or transaction. A transaction is also not void or voidable solely because a director's votes are counted for such purpose if (1) after full disclosure the transaction is approved by the disinterested directors or by the stockholders or (2) the transaction is fair to the corporation at the time it is approved. The Company's current certificate of incorporation provides that, in the absence of fraud, no contract or transaction between the Company and any other entity shall be affected or invalidated simply because a director or officer of the Company has a pecuniary or other interest in the entity; additionally, the Company's current certificate of incorporation provides that (1) no interested director or officer of the Company will be subject to liability as a result of such a transaction, (2) an interested director or officer will not be liable to the Company for any profit derived from such a transaction and (3) an interested director may be counted for purposes of a quorum and may vote on such a transaction.

Massachusetts law contains no provision comparable to that of Delaware regarding interested director or officer transactions. However, Massachusetts law provides that directors who vote for and officers who knowingly participate in loans to officers or directors are jointly and severally liable to the corporation for any part of the loan which is not repaid, unless a majority of the directors who are not direct or indirect recipients of such loans or a majority of the stockholders have approved or ratified the loan as one which in their judgment may reasonably be expected to benefit the corporation. The bylaws of Nashua-MA provide that, in the absence of fraud, no contract or transaction between Nashua-MA and any other entity or person will be affected or invalidated by the fact that a director or officer of Nashua-MA is directly or indirectly pecuniarily or otherwise interested in or connected to, or is a party to, the contract or transaction, as long as the director's or officer's interest in or connection to the transaction or contract is disclosed to and known by Nashua-MA's board of directors at the time it approves the transaction or contract. The bylaws of Nashua-MA further provide that the interested director may be counted for purposes of a quorum and may vote on the transaction, provided that any such transaction must be approved by a majority of directors then in office who are not interested in or connected to the contract or transaction.

Dividends

Under Delaware law, the directors of a corporation are jointly and severally liable to the corporation, or to creditors upon the corporation's dissolution or insolvency, for negligently or willfully making a dividend payment that is not out of the corporation's surplus or, in the event there is no surplus, out of the corporation's net profits for the current fiscal year in which the dividend is declared and/or the preceding fiscal year; the liability of the directors shall extend to the full amount of the unlawful dividend payment. The Company's current bylaws provide that the board of directors may, out of funds that are legally available for such purpose, declare dividends on the Company's capital stock.

Under Massachusetts law, the directors of a corporation voting in favor of a distribution to stockholders, other than a distribution of stock of the corporation, will be jointly and severally liable if the distribution (1) is made when the corporation is insolvent, (2) renders the corporation insolvent or (3) violates the corporation's articles of organization. Stockholders to whom a corporation makes any distribution, except a distribution of stock of the corporation, may be liable to the corporation for all or part of such distribution if such distribution is made while the corporation is insolvent or renders the corporation insolvent.

Indemnification of Directors, Officers and Others

Delaware law generally permits indemnification of officers, directors, employees and agents of a Delaware corporation against expenses (including attorneys' fees) incurred in connection with a derivative action and against expenses (including attorney's fees), judgments, fines and amounts paid in settlements incurred in connection with a third party action, provided there is a determination (1) by a majority vote of directors who are not party to such action, even though less than a quorum, or (2) by a committee of directors who are not party to such action, as designated by a majority vote of directors who are not party to such action, even though less than a quorum, or (3) by independent legal counsel, or (4) by the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation (and, with respect to any third party criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful). However, when the individual being indemnified has successfully defended the action on the merits or otherwise, Delaware law requires indemnification. In addition, without court approval, no indemnification may be made in connection with any derivative action in which such person is adjudged liable to the corporation. The Company's current bylaws provide that the Company shall provide indemnification to present or former directors, officers or employees of the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Massachusetts law permits a corporation to provide indemnification of directors, officers, employees and other agents against expenses in a derivative or third party action, except that no indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated not to have acted (1) in good faith in the reasonable belief that his action was in the best interests of the corporation or (2) to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such benefit plan. Indemnification provided by a Massachusetts corporation is permitted to the extent authorized by (1) the corporation's articles of organization, (2) a by-law adopted by the stockholders or (3) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Nashua-MA's articles of organization contain provisions that provide indemnification to the fullest extent permitted by Massachusetts law.

Under both Delaware and Massachusetts law, expenses incurred by an officer or director in defending an action may be paid in advance if such director or officer undertakes to repay such amounts should it be determined ultimately that he is not entitled to indemnification. Delaware law also permits a corporation, in its discretion, to advance expenses to former directors and officers, employees and agents of the corporation without such an undertaking to repay such amounts. In addition, both Delaware and Massachusetts law permit a corporation to purchase indemnity insurance for the benefit of its officers, directors, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

The Securities and Exchange Commission has expressed its position that the indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The indemnification and limitation of liability provisions of Delaware law, and not Massachusetts law, will apply to actions of the Company's directors, officers, employees and agents taken prior to the Merger of the Company into Nashua-MA.

Limitation of Director Liability

Delaware law permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages stemming from a breach of a director's fiduciary duty. However, under Delaware law, a charter provision limiting director liability cannot limit or eliminate the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for the unlawful payment of dividends or unlawful repurchases or redemptions of stock or (4) for any transactions from which the director derived an improper personal benefit. The Company's current certificate of incorporation contains a provision limiting the personal liability that is consistent with Delaware law.

Under Massachusetts law, a corporation's articles of organization may limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. However, under Massachusetts law, a charter provision limiting director liability cannot limit or eliminate the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for the unlawful payment of dividends, unlawful repurchases or redemptions of stock, improper loans to insiders, or (4) for any transactions from which the director derived an improper personal benefit. The articles of organization of Nashua-MA contain a provision that incorporates by reference the Massachusetts statute regarding the limitation of director liability.

Amendments to the Corporate Charter

Under Delaware law, amendments to the certificate of incorporation require the approval of the board of directors and both a general vote of a majority of all outstanding shares entitled to vote thereon, and a class vote of a majority of outstanding shares of each class entitled to vote as a class. In addition, Delaware law requires a class vote when, among other things, an amendment will adversely affect the powers, preferences or special rights of a particular class of stock. Under Delaware law, a provision in a corporation's certificate of incorporation requiring a supermajority vote of the board of directors or stockholders may be amended only by such supermajority vote. The Company's current certificate of incorporation requires a unanimous vote of the holders of each class of stock issued and outstanding to amend or alter the requirement of the Company's current certificate of incorporation that at least two-thirds of the holders of each class of stock issued, outstanding and entitled to vote must approve any sale, mortgage, pledge, lease or exchange of all of the Company's property and assets, including its goodwill.

Under Massachusetts law, a majority vote of each class of stock outstanding and entitled to vote thereon is required to authorize an amendment of the articles of organization effecting one or more of the following: (1) an increase or reduction of the capital stock of any authorized class; (2) a change of the par value of authorized shares with par value, or any class thereof; (3) a change of authorized shares from shares with par value to shares without par value, or from shares without par value to shares with par value; (4) certain changes in the number of authorized shares; or (5) a corporate name change. Subject to certain conditions, a two-thirds vote of each class of stock outstanding and entitled to vote thereon is required to authorize any other amendment of the articles of organization, or, if the articles of organization so provide for a vote of a lesser proportion but not less than a majority of each class of stock outstanding and entitled to vote thereon. If any amendment requiring a two-thirds vote would adversely affect the rights of any class or series of stock, a two-thirds vote of such class voting separately, or a two-thirds vote of such series, voting together with any other series of the same class adversely affected in the same manner, is also necessary to authorize such amendment. Nashua-MA's articles of organization, where permitted by Massachusetts law, reduce the voting requirement for stockholder approval of amendments to its articles of organization from two-thirds to a majority of each class of stock outstanding.

Amendments to Bylaws

Delaware law reserves to the stockholders of a corporation the power to make, alter, amend or repeal the bylaws, unless the corporation's certificate of incorporation provides that the board of directors may also make, amend, alter or repeal the bylaws. The Company's current certificate of incorporation provides that the board of directors may make, amend, alter or repeal the bylaws of the Company, subject to further alteration or repeal by the stockholders. In addition, the current bylaws of the Company require that the notice of a stockholder or board of directors meeting, as the case may be, contain the substance of a proposed alteration, amendment or repeal of a bylaw provision.

Massachusetts law reserves to stockholders of a corporation the power to make, amend or repeal the bylaws, unless the corporation's articles of organization provide that the board of directors may also make, amend, or repeal the bylaws in whole or in part; provided that, however, the board of directors may not make, amend, or repeal any provision of the bylaws which by law, the articles of organization or the bylaws requires action by stockholders. Massachusetts law further requires that if the board of directors amends the bylaws, the corporation is required to give notice of the substance of the amendment to stockholders entitled to vote on amending the bylaws not later than the time it gives notice of its next annual meeting; any by-law adopted by the board of directors may be amended or repealed by the stockholders. The articles of organization of Nashua-MA provide that the board of directors may, to the extent provided by Massachusetts law, make, amend or repeal the bylaws of Nashua-MA. The new bylaws of Nashua-MA further provide that the board of directors may make, amend or repeal the bylaws, except with respect to a provision of the bylaws which govern (1) the removal of directors and (2) the amendment of the bylaws, or which by law, the articles of organization or the bylaws requires action by the stockholders.

Approval of Business Combinations and Asset Sales

Delaware law generally requires that mergers, consolidations and sales, leases or exchanges of all or substantially all of the property and assets of a corporation, be approved both by the board of directors and by a vote of the holders of a majority of the outstanding stock entitled to vote; provided that, however, a corporation's certificate of incorporation may require a greater than majority vote of the holders of the outstanding stock entitled to vote. The Company's current certificate of incorporation requires that the affirmative vote of the holders of at least two-thirds of each class of stock issued, outstanding and entitled to vote, approve the sale, mortgage, pledge, lease or exchange of all the Company's property and assets, including its goodwill.

Massachusetts law generally requires the affirmative vote of the holders of two-thirds of the shares of each class of stock outstanding and entitled to vote, or which would be adversely affected by, to approve (1) a merger or consolidation and (2) the sale, lease or exchange of all or substantially all of the property or assets of a corporation; provided however, that the articles of organization of a corporation may provide for a vote requirement less than two-thirds, but not less than a majority of each class of stock outstanding and entitled to vote. The articles of organization of Nashua-MA provide that in any merger, consolidation or sale, lease or exchange of all or substantially all of its property and assets, including its goodwill, the approval of a majority of the shares of each class of stock outstanding and entitled to vote is required.

Anti-Takeover Statutes

Business Combination Statutes

Delaware's Business Combination Statute is substantially similar to the Massachusetts business combination statute. However, whereas Delaware law provides that if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years, in Massachusetts, the threshold is only 5%, with certain persons being excluded. Both the Delaware and Massachusetts statutes include certain exceptions to this prohibition. If, for example, the board of directors approves the stock acquisition or the transaction prior to the time that the person becomes an interested stockholder, or if the interested stockholder acquires 85% (under the Delaware statute) or 90% (under the Massachusetts statute) of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and by certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder, then the prohibition on business combinations is not applicable.

The Company is presently subject to Delaware's Business Combination Statute.

The articles of organization of Nashua-MA provide that the Massachusetts Business Combination Statute will not apply to Nashua-MA. However, Nashua-MA may, at any time, elect to be governed by the Massachusetts Business Combination Statute through an amendment to its articles of organization.

Massachusetts Control Share Acquisition Statute

Under the Massachusetts Control Share Acquisition Statute, a person who acquires beneficial ownership of shares of stock of a Massachusetts corporation in a threshold amount equal to or greater than one-fifth, one-third, or a majority of the voting stock of the corporation (a "control share acquisition") must obtain the approval of a majority of shares entitled to vote generally in the election of directors (excluding (1) any shares owned by such person acquiring or proposing to acquire beneficial ownership of shares in a control share acquisition, (2) any shares owned by any officer of the corporation and (3) any shares owned by any employee of the corporation who is also a director of the corporation) in order to vote the shares that such person acquires in crossing the foregoing thresholds. The statute does not require that such person consummate the purchase before the stockholder vote is taken. Certain transactions are excluded from the definition of "control share acquisition," including shares acquired pursuant to a tender offer, merger or consolidation if the transaction is pursuant to an agreement of merger or consolidation to which the corporation issuing the shares is a party.

The Massachusetts Control Share Acquisition Statute permits, to the extent authorized by a corporation's articles of organization and bylaws, redemption of all shares acquired by an acquiring person in a control share acquisition for fair value (which is to be determined in accordance with procedures adopted by the corporation) if (1) no control acquisition statement is delivered by the acquiring person or (2) a control share acquisition statement has been delivered and voting rights were not authorized for such shares by the stockholders in accordance with applicable law.

The Massachusetts Control Share Acquisition Statute permits a Massachusetts corporation to elect not to be governed by the statute's provisions, by including a provision in the corporation's articles of organization or bylaws pursuant to which the corporation opts out of the statute. The articles of organization of Nashua-MA provide that the Massachusetts Control Share Acquisition Statute will not apply to Nashua-MA. However, Nashua-MA may, at any time, elect to be governed by the Massachusetts Control Share Acquisition Statute through an amendment to its articles of organization.

Delaware corporate law does not contain a statute similar to the Massachusetts Control Share Acquisition Statute.

Dissenters' Rights of Appraisal

In connection with the approval of the Reincorporation, which includes approval of the Merger Agreement, stockholders of the Company will **NOT** have dissenters' rights of appraisal under Section 262 of the Delaware General Corporation Law.

Termination

The Merger and the Reincorporation will become effective as soon as practicable after stockholder approval is obtained. However, the Merger and the Reincorporation may be abandoned at any time prior to their effectiveness if the Board of Directors determines, in its discretion, that the Reincorporation of Nashua to Massachusetts is no longer in the best interests of Nashua and its stockholders.

Vote Required for the Reincorporation Proposal

Approval of the Reincorporation, which includes approval of the Merger Agreement, will require the affirmative vote of the holders of a majority of Nashua's outstanding stock entitled to vote at the annual meeting.

The Board of Directors considers the Reincorporation of the Company from Delaware to Massachusetts to be in the best interests of the Company and its stockholders, and unanimously recommends a vote FOR approval of the Reincorporation.

PROPOSAL 3

APPROVAL OF INCREASE IN NUMBER OF AUTHORIZED SHARES UNDER NASHUA'S 1999 SHAREHOLDER VALUE PLAN

The Board of Directors believes that the future growth and profitability of the Company depends, in large part, upon its ability to maintain a competitive position in attracting and retaining key personnel. As of March 14, 2002, only 16,800 shares of common stock were available for future awards under the Company's 1999 Shareholder Value Plan (the "1999 Plan"); and options for the purchase of 472,100 shares of common stock and 66,667 shares of restricted stock were outstanding under the 1999 Plan. Additionally, as of March 14, 2002, only 12,221 shares were available for future awards under the Company's other employee option plan which still has shares available, the 1996 Stock Incentive Plan.

Accordingly, the Company's Board of Directors believes that an increase in the size of the 1999 Plan is necessary and appropriate and has approved, subject to stockholder approval, an increase in the number of shares of common stock available for issuance under the 1999 Plan from 600,000 to 1,350,000 shares. **The Board of Directors believes that this increase is in the best interest of the Company and its stockholders and recommends that stockholders vote FOR this proposal.**

Summary of the 1999 Plan

The 1999 Plan was originally adopted by the Board of Directors in March 1999 and approved by the stockholders in April 1999. The 1999 Plan provides for the grant of the following types of awards:

• incentive stock options intended to qualify under Section 422 of the Internal Revenue Code;

• nonstatutory stock options;

- restricted stock awards; and

- other stock-based awards, including the grant of shares based upon specified conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights.

Administration

The 1999 Plan is administered by the Leadership and Compensation Committee of the Board of Directors of the Company. Subject to the provisions of the 1999 Plan, the committee has discretion to determine when awards are made, which employees are granted awards, the number of shares subject to each award and all other relevant terms of the awards. The committee also has broad discretion to construe and interpret the 1999 Plan and adopt rules and regulations thereunder. The committee may also delegate to one or more executive officers, the power to make awards and exercise other powers under the 1999 Plan as the committee may determine, provided that the committee shall fix the maximum number of shares subject to awards and the maximum number of shares for any one participant to be made by such executive officers.

Eligibility

Employees, officers, directors, consultants and advisors of the Company and its subsidiaries, as defined in Section 424(f) of the Internal Revenue Code, are eligible to be granted awards under the 1999 Plan. Under present law, however, incentive stock options may only be granted to employees of the Company or its parent or subsidiary corporations. The maximum number of shares with respect to which awards may be granted to any participant under the 1999 Plan may not exceed 150,000 shares during any calendar year.

As of March 14, 2002, approximately 115 persons were eligible to receive awards under the 1999 Plan, including the Company's executive officers and non-employee directors. While the committee expects to make awards to eligible persons based upon their level of responsibility and performance, the granting of awards under the 1999 Plan is discretionary.

Description of Awards

Stock Options. The committee in its discretion may issue stock options which qualify as incentive stock options under the Internal Revenue Code or non-statutory stock options. The committee will determine the time or times when each stock option becomes exercisable, the period within which it remains exercisable, the price per share at which it is exercisable and other conditions and limitations, provided that incentive stock options shall only be granted to employees and shall be subject to and construed consistently with the requirements of the Internal Revenue Code. No option, however, shall be granted for a term in excess of 10 years. The committee establishes the exercise price at the time any option is granted at not less than 100% of the fair market value of the common stock at such time. The 1999 Plan prohibits direct or indirect repricings of stock options without stockholder approval.

Payment for shares purchased upon exercise of any option must be made in full in cash or check when the option is exercised or by delivery of shares of the Company's common stock that have been owned by the option holder for at least six months.

Restricted Stock. Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period for such award. The committee has sole and complete authority to determine the participants to whom restricted stock awards are granted, the number of shares of restricted stock to be granted to each participant, and the other terms and conditions of such awards.

Stock certificates issued in respect of shares of restricted stock will be registered in the name of the participant and, unless otherwise determined by the committee, deposited by the participant together with a stock power endorsed in blank, with the Company. At the expiration of the applicable restricted period, the Company will deliver the stock certificates to the participant or the participant's legal representative.

Other Stock Based Awards. Under the 1999 Plan, the committee has the right to grant other awards based upon the common stock authorized to be issued under the 1999 Plan having such terms and conditions as the committee may determine. This may include the grant of shares based upon certain conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights.

Amendment or Termination

No award may be made under the 1999 Plan after April 29, 2009, but awards previously granted may extend beyond that date. The committee may at any time amend, suspend or terminate the 1999 Plan, except to the extent inconsistent with the provisions of the Internal Revenue Code.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the 1999 Plan. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options. A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by the Company or its corporate parent or majority-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Nonstatutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit, if sales proceeds exceed the exercise price. The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Nonstatutory Stock Options. A participant will not have income upon the grant of a nonstatutory stock option. A participant will have compensation income upon the exercise of a nonstatutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year. Otherwise, the capital gain or loss will be short-term.

Restricted Stock. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year. Otherwise, the capital gain or loss will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company except that it will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

PROPOSAL 4

RATIFICATION OF THE SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has selected the firm of Ernst & Young LLP, independent auditors, to be the Company's auditors for the year 2002 and recommends to stockholders that they vote for ratification of that selection. Ernst & Young LLP served in this capacity for the year 2001. Its representatives will be present at the annual meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

The selection of independent auditors is approved annually by the Board of Directors and subsequently submitted to the stockholders for ratification. Although stockholder ratification of the Board of Directors' selection of Ernst & Young LLP is not required by law, the Board of Directors believes that it is advisable to give stockholders the opportunity to ratify this selection. If this proposal is not approved at the Annual Meeting, the Board of Directors will reconsider its selection of Ernst & Young LLP.

The following is a description of the audit and non-audit services performed by Ernst & Young LLP for the Company during fiscal year 2001 and the fees associated with such services:

Audit Fees

Ernst & Young LLP billed the Company an aggregate of $345,000 in fees for professional services rendered in connection with the audit of the Company's financial statements for the most recent fiscal year and the reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q during the fiscal year ended December 31, 2001.

Financial Information Systems Design and Implementation Fees

Ernst & Young LLP did not bill the Company any fees for professional services rendered to the Company and its affiliates for the fiscal year ended December 31, 2001 in connection with the design and implementation of financial information systems.

All Other Fees

Ernst & Young LLP billed the Company an aggregate of $71,000 in fees for other services rendered to the Company and its affiliates for the fiscal year ended December 31, 2001, including audit related services of $42,000 and non-audit services of $29,000. Audit related services generally include fees for business acquisitions, accounting consultations and pension audits.

The Board of Directors recommends a vote "FOR" the ratification of Ernst & Young LLP as independent auditors for 2002.

Changes in Accountants

On March 10, 2000, PricewaterhouseCoopers LLP informed the Company that it did not intend to stand for reappointment as the Company's independent public accountants for the year 2000. On March 13, 2000, with the approval of the Audit/Finance and Investment Committee and the concurrence of the Board of Directors, the Company engaged Ernst & Young LLP as the Company's independent public accountants for the year 2000.

Prior to their engagement, neither the Company nor anyone on behalf of the Company had consulted Ernst & Young regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company or any matter that was either the subject of a disagreement, within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or any reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

PricewaterhouseCoopers' reports on the financial statements of the Company for each of the two fiscal years prior to March 2000 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with the audits by PricewaterhouseCoopers of the Company's financial statements for the Company's two fiscal years, and the subsequent interim periods, prior to March 2000 there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused them to make reference thereto in their report on the financial statements for such years.

The Company requested that PricewaterhouseCoopers furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of that letter, dated March 15, 2000, was filed with the Company's Current Report on Form 8-K dated March 10, 2000 and filed with the Securities and Exchange Commission on March 15, 2000.

SUBMISSION OF STOCKHOLDER PROPOSALS — 2003 ANNUAL MEETING

Any stockholder proposal which is to be included in the proxy materials for the 2003 annual meeting must be received by Nashua on or before November 26, 2002. Such proposals should be directed to Nashua Corporation, 11 Trafalgar Square, 2nd Floor, Nashua, New Hampshire 03063, Attention: Secretary.

SOLICITATION OF PROXIES

The cost of solicitation of proxies will be borne by Nashua. In addition to solicitations by mail, certain directors, officers and employees of Nashua may solicit proxies in person or by use of other communication media. Nashua will reimburse banks, brokerage firms and others for forwarding proxy materials to beneficial owners of Nashua common stock. Nashua has also engaged Georgeson Shareholder to assist in the solicitation of proxies and has agreed to pay $8,500 and out-of-pocket expenses for such efforts.

Nashua will provide free of charge to any stockholder from whom a proxy is solicited pursuant to this proxy statement, upon written request from such stockholder, a copy of Nashua's annual report filed with the Securities and Exchange Commission on Form 10-K for Nashua's fiscal year ended December 31, 2001 without exhibits. Requests for such report should be directed to Nashua Corporation, 11 Trafalgar Square, 2nd Floor, Nashua, New Hampshire 03063, Attention: Secretary. Exhibits to such Form 10-K will be provided upon request and payment of an appropriate processing fee.

OTHER MATTERS

If any other matters are properly brought before the annual meeting or any adjournments of the meeting, the persons named in the accompanying form of proxy intend to vote the proxies on such matters in accordance with their best judgment, pursuant to the discretionary authority granted by the proxy.

ROBERT S. AMREIN
Vice President, General
Counsel and Secretary

Nashua, New Hampshire
March 26, 2002

Appendix A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated this 25th day of March, 2002, between NASHUA CORPORATION, a Delaware corporation having its principal place of business at 11 Trafalgar Square, Second Floor, Nashua, NH 03063 (the "Company"), and NASHUA MA CORPORATION, a Massachusetts corporation having its principal place of business at 11 Trafalgar Square, Second Floor, Nashua, NH 03063 (the "Surviving Company").

W I T N E S S E T H:

WHEREAS, the Company is a corporation duly organized and existing under the laws of the State of Delaware and is authorized to issue 40,000,000 shares of Common Stock, $1.00 par value per share, of which 5,836,781 shares are issued and outstanding as of the date hereof, and 2,000,000 shares of Preferred Stock, $1.00 par value per share, of which no shares are issued and outstanding;

WHEREAS, the Surviving Company is a corporation duly organized and existing under the laws of the Commonwealth of Massachusetts and is authorized to issue 200,000 shares of Common Stock, $1.00 par value per share, of which 100 shares are issued and outstanding as of the date hereof;

WHEREAS, the Company desires to reincorporate itself under the Massachusetts Business Corporation Law and has formed the Surviving Company for the purpose of effecting such reincorporation;

WHEREAS, in order to effect such reincorporation, the Company desires to merge itself into the Surviving Company and the Surviving Company desires that the Company be merged into itself;

WHEREAS, each of the Boards of Directors of the Company and the Surviving Company has adopted a resolution approving this Agreement and Plan of Merger; and

WHEREAS, each of the Boards of Directors of the Company and the Surviving Company has adopted a resolution providing for the merger contemplated herein to be treated as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

NOW THEREFORE, in consideration of the foregoing premises and the undertakings herein contained and for other good valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. *Merger.* The Company shall be merged into the Surviving Company pursuant to Section 79 of the Massachusetts Business Corporation Law. The Surviving Company shall survive the merger herein contemplated and shall continue to be governed by the laws of the Commonwealth of Massachusetts. The separate corporate existence of the Company shall cease forthwith upon the Effective Date (as defined below). The merger of the Company into the Surviving Company shall herein be referred to as the "Merger." The Merger shall have the effects specified in the Massachusetts Business Corporation Law.

2. *Stockholder Approval.* As soon as practicable after the execution of this Agreement and Plan of Merger, the Company and the Surviving Company shall, if necessary under the Massachusetts Business Corporation Law and/or the Delaware General Corporation Law, submit this Agreement and Plan of Merger to their respective stockholders for approval.

3. *Effective Date.* The Merger shall become effective upon the date on which a certified copy of this Merger Agreement or Articles of Merger, executed and acknowledged on behalf of the Company and the Surviving Company, in accordance with the requirements of the Massachusetts Business Corporation Law and the Delaware General Corporation Law, has been filed with the Secretary of State of the Commonwealth of Massachusetts and the Secretary of State of the State of Delaware, which filings shall be made as soon as practicable after all required stockholder approvals have been obtained. The time of such effectiveness shall herein be referred to as the "Effective Date."

4. *Common Stock of the Company.*   On the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, each share of Common Stock of the Company issued and outstanding immediately prior thereto shall cease to exist and shall be changed and converted into one (1) fully paid and non-assessable share of the Common Stock, par value $1.00 per share, of the Surviving Company, and each share of Common Stock of the Company held in the treasury of the Company shall cease to exist and shall be cancelled and retired without payment of any consideration therefor.

5. *Common Stock of the Surviving Company.*   On the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, each share of Common Stock of the Surviving Company issued and outstanding immediately prior thereto shall cease to exist and shall be cancelled and retired without payment of any consideration therefor, and each share of Common Stock of the Surviving Company held in the treasury of the Surviving Company shall cease to exist and shall be cancelled and retired without payment of any consideration therefor.

6. *Stock Certificates.*   On and after the Effective Date, all of the outstanding certificates which prior to that time represented shares of the Common Stock of the Company shall be deemed for all purposes to evidence ownership of and to represent the shares of the Surviving Company into which the shares of the Company represented by such certificates have been converted as herein provided. The registered owner on the books and records of the Surviving Company or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to the Surviving Company or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of the Surviving Company evidenced by such outstanding certificate as above provided.

7. *Succession.*   On the Effective Date, the Surviving Company shall succeed to all of the rights, privileges, debts, liabilities, powers and property of the Company in the manner of and as more fully set forth in Section 80 of the Massachusetts Business Corporation Law. Without limiting the foregoing, upon the Effective Date, all of the estate, property, rights, privileges, powers, franchises, patents, trademarks, licenses, registrations and other assets of every kind and description of the Company shall be transferred to, vested in and devolved upon the Surviving Company without further act or deed and all property, real, personal and mixed, rights, and every other interest of the Company and the Surviving Company, and all the debts due on whatever account to either of them, as well as stock subscriptions and other choses in action belonging to either of them, shall be as effectively the property of the Surviving Company as they were of the Company and the Surviving Company, respectively. All rights of creditors of the Company and all liens upon any property of the Company shall be preserved unimpaired, and all debts, liabilities and duties of the Company, including, without limitation, liabilities for taxes due or to become due and all liabilities and duties of the Company under its 1987 Stock Option Plan, as amended, its 1996 Stock Incentive Plan, as amended, and its 1999 Shareholder Value Plan, as amended, and any claim or demand in any case existing against the Company shall attach to the Surviving Company and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

8. *Options.*   On the Effective Date, the Surviving Company will assume and continue the Company's (i) 1987 Stock Option Plan, as amended, (ii) 1996 Stock Incentive Plan, as amended, and (iii) 1999 Shareholder Value Plan, as amended. The outstanding and unexercised portions of all options to buy Common Stock of the Company shall become options for the same number of shares of Common Stock of the Surviving Company, with no other changes in the terms or conditions of such options, including exercise prices and the date and extent of exercisability and effective upon the Effective Date, the Surviving Company hereby assumes the outstanding and unexercised portions of such options and the obligations of the Company with respect thereto.

9. *Name of Surviving Company; Articles of Organization and By-Laws.*   On the Effective Date, the Articles of Organization of the Surviving Company shall be amended (i) to change the name thereof to "Nashua Corporation" and (ii) to change the total number of shares of Common Stock, $1.00 par value per share, that the Surviving Company is authorized to issue from 200,000 to 20,000,000. Except as provided in the preceding sentence, the Articles of Organization of the Surviving Company in effect on the

Effective Date shall continue to be the Articles of Organization of the Surviving Company until further amended in accordance with the provisions thereof and applicable law. The By-Laws of the Surviving Company in effect on the Effective Date shall continue to be the By-Laws of the Surviving Company until amended in accordance with the provisions thereof and applicable law.

10. *Directors and Officers.*   The directors of the Company immediately prior to the Effective Date shall be the directors of the Surviving Company, each to hold office in accordance with the Articles of Organization and the By-Laws of the Surviving Company. The officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Company, each to hold office in accordance with the Articles of Organization and By-Laws of the Surviving Company, except that the person serving as Secretary of the Company shall serve as Clerk of the Surviving Company.

11. *Further Assurances.*   From time to time, as and when required by the Surviving Company or by its successors and assigns, there shall be executed and delivered on behalf of the Company such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary in order to vest or perfect in or to confirm of record or otherwise in the Surviving Company the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of the Company, and otherwise to carry out the purposes of this Agreement and Plan of Merger, and the officers and directors of the Company are fully authorized in the name and on behalf of the Company or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

12. *Abandonment.*   At any time prior to the Effective Date, this Agreement and Plan of Merger may be terminated and the Merger may be abandoned by the Board of Directors of either the Company or the Surviving Company or both, notwithstanding approval of this Agreement and Plan of Merger by the stockholders of the Company or the Surviving Company.

13. *Amendment.*   This Agreement and Plan of Merger may be amended by the Boards of Directors of the Company and the Surviving Company at any time prior to the Effective Date, provided that an amendment made subsequent to the approval of this Agreement and Plan of Merger by the stockholders of either the Company or the Surviving Company shall not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such corporation, (2) alter or change any term of the Articles of Organization of the Surviving Company to be effected by the Merger or (3) alter or change any of the terms and conditions of this Agreement and Plan of Merger if such alteration or change would adversely affect the holders of any class or series thereof of such corporation.

14. *Governing Law.*   This Agreement and Plan of Merger and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Delaware, except to the extent the laws of the Commonwealth of Massachusetts are required to apply to the Merger.

15. *Counterparts.*   This Agreement and Plan of Merger may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its officers thereunto duly authorized and its corporate seal to be thereto affixed, all as of the date first above written.


NASHUA CORPORATION,
a Delaware Corporation

By: /s/   ANDREW B. ALBERT
    Name: Andrew B. Albert
    Title: *Chairman, President and Chief Executive Officer*


ATTEST:

/s/   ROBERT S. AMREIN
Secretary


NASHUA MA CORPORATION,
a Massachusetts Corporation

By: /s/   ANDREW B. ALBERT
    Name: Andrew B. Albert
    Title: *President*


ATTEST:

/s/   ROBERT S. AMREIN
Clerk

The Commonwealth of Massachusetts
William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

ARTICLES OF ORGANIZATION
(General Laws, Chapter 156B)

ARTICLE I

The exact name of the corporation is:

NASHUA MA CORPORATION

ARTICLE II

The purpose of the corporation is to engage in the following business activities:

See Attachment 2.

ARTICLE III

State the total number of shares and par value, if any, of each class of stock which the corporation is authorized to issue.

WITHOUT PAR VALUE		WITH PAR VALUE		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
Common:		Common:	200,000	$1.00
Preferred:		Preferred		

ARTICLE IV

If more than one class of stock is authorized, state a distinguishing designation for each class. Prior to the issuance of any shares of a class, if shares of another class are outstanding, the corporation must provide a description of the preferences, voting powers, qualifications, and special or relative rights or privileges of that class and of each other class of which shares are outstanding and of each series then established within any class.

None.

ARTICLE V

The restrictions, if any, imposed by the Articles of Organization upon the transfer of shares of stock of any class are:

None.

ARTICLE VI

**Other lawful provisions, if any, for the conduct and regulation of the business and affairs of the corporation, for its voluntary dissolution, or for limiting, defining, or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders:

See Attachment 6.

*** If there are no provisions state "None".*
Note: The preceding six (6) articles are considered to be permanent and may ONLY be changed by filing appropriate Articles of Amendment.

ARTICLE VII

The effective date of organization of the corporation shall be the date approved and filed by the Secretary of the Commonwealth. If a *later* effective date is desired, specify such date which shall not be more than *thirty days* after the date of filing.

ARTICLE VIII

The information contained in Article VIII is not a permanent part of the Articles of Organization.

a. The street address *(post office boxes are not acceptable)* of the principal office of the corporation *in Massachusetts* is:

    c/o CT Corporation System, 101 Federal Street, Boston, MA 02110

b. The name, residential address and post office address of each director and officer of the corporation is as follows:

Name	Residential Address	Post Office Address
President: Andrew B. Albert	[Omitted]	c/o Nashua Corporation, 11 Trafalgar Square, Second Floor, Nashua, NH 03063
Treasurer: John L. Patenaude	[Omitted]	Same as above
Clerk: Robert S. Amrein	[Omitted]	Same as above
Directors: Andrew B. Albert	[Omitted]	Same as above

c. The fiscal year (i.e., tax year) of the corporation shall end on the last day of the month of: December

d. The name and business address of the resident agent, if any, of the corporation is:
    CT Corporation System, 101 Federal Street, Boston, MA 02110

ARTICLE IX

By-laws of the corporation have been duly adopted and the president, treasurer, clerk and directors whose names are set forth above, have been duly elected.

IN WITNESS WHEREOF AND UNDER THE PAINS AND PENALTIES OF PERJURY, I/we, whose signature(s) appear below as incorporator(s) and whose name(s) and business or residential address(es) *are clearly typed or printed* beneath each signature do hereby associate with the intention of forming this corporation under the provisions of General Laws, Chapter 156B and do hereby sign these Articles of Organization as incorporator(s) this 25th day of March 2002

Incorporator: Nashua Corporation (A Delaware Corporation)
                  11 Trafalgar Square, Second Floor, Nashua, NH 03063

/s/   ANDREW B. ALBERT
Signed: Andrew B. Albert, Chairman and Chief Executive Officer

Note: If an existing corporation is acting as incorporator, type in the exact name of the corporation, the state or other jurisdiction where it was incorporated, the name of the person signing on behalf of said corporation and the title he/she holds or other authority by which such action is taken.

ATTACHMENT 2

(a) To carry on a general manufacturing and merchandising business, and any business incidental thereto or in any way connected therewith, and particularly and without limiting the generality of the foregoing, to purchase, sell, import, manufacture, assemble, work, treat, use, prepare for market, exchange, and in any manner obtain, deal with or dispose of goods, wares, merchandise and personal property of every description; also, all patents, inventions, processes, devices, machinery, tools, appliances, means, equipment, substances, materials and things necessary or convenient in connection with the manufacture, marketing, use, employment, consumption or enjoyment of any of the foregoing and to maintain and conduct stores for the sale of merchandise and personal property of every description at wholesale and/or retail. And to carry on in any part of the world as principal, agent or otherwise, to the same extent that any natural person could any business of manufacturing, buying, selling and/or in any other way dealing in paper specialties and/or any or all other articles of whatever made;

(b) To carry on any one or more manufacturing, mercantile or commercial businesses;

(c) To subscribe for, acquire, hold or dispose or avail of, buy and sell, assign, transfer, mortgage, pledge, underwrite, handle on commission and otherwise deal in stocks and shares of and interests in, and bonds, notes and obligations and securities of, corporation, joint-stock companies, trusts, associations or firms, obligations of persons and all forms of public and municipal securities of this or any other country, or any right or interest therein, and while the owner of any of the aforesaid to exercise all the rights, powers and privileges of ownership in the same manner and to the same extent that an individual might. To exercise with respect to any stock which it may at any time hold in any other corporation all the rights, powers and privileges of ownership, including the right to vote upon any such stock;

(d) To acquire, hold, use and dispose or avail of or operate, or construct, or lease for hire, buildings, plants, warehouses, stores, tracks, dams, power plants, factories, mills, machinery, works and all other real and personal property, tangible or intangible, of whatever kind and wherever situated, or any right or interest therein; also patents, patent rights and privileges, inventions, formulae, trade marks, trade names and secret processes or any right or interest therein; also as a going business or otherwise all or any part of the assets of any corporation, joint-stock company, trust, association, firm or person, and in such cases to assume all or any part of his or its liabilities. To sell, lease or exchange at any time any or all of the then property and assets of the corporation;

(e) To act for others as agent, broker, factor, manager or in any other lawful manner; and to join with others in any enterprise conducive to the success of the corporation on such terms and conditions as may be agreed upon;

(f) To borrow money and otherwise contract indebtedness, to issue bonds, debentures, notes and other evidences of indebtedness therefor, to assume or guarantee the payment of any dividends upon any stocks, shares or other interests, whether to facilitate the disposal thereof or because of an interest in the proceeds thereof or for any other lawful reason or consideration whatsoever, and to secure the same by mortgage or through lien upon all or any part of its assets;

(g) To lend money or credit to and to aid in any other manner corporations, joint-stock companies, trusts, associations, firms and persons any obligation of which or any interest in which is held by this corporation or in the affairs or prosperity of which this corporation has a lawful interest, and to do all acts and things designed to protect, improve, or enhance the value of any such obligation or interest; to guarantee, or to secure by mortgage or through lien upon all or any part of the assets of this corporation, the payment of principal, interest and dividends or any stocks, shares, bonds, notes or other evidences of interest in or indebtedness of, and the performance of any other contract or obligation by such corporations, joint-stock companies, trusts, associations, firms or persons;

(h) To purchase or otherwise acquire, and to hold and to sell, assign, transfer, mortgage, pledge, or otherwise dispose of or deal with its own stock. To issue at any time or from time to time stock-purchase warrants obligating the corporation to issue to bearer shares of authorized stock of the corporation;

(i) The purpose of the corporation is from time to time to do any one or more of the acts and things herein set forth and in any state, country or jurisdiction;

(j) To carry on any other business, operation or activity which may be lawfully carried on by a corporation organized under the provisions of the Massachusetts General Laws, Chapter 156B, as amended, whether or not related to those described in the preceding clauses; and

(k) To carry out all or any part of the foregoing purposes and objects as principal, agent, contractor or otherwise, and either alone or in conjunction with any person, firm, joint venture, association or corporation.

ATTACHMENT 6

6.   Other lawful provisions, if any, for the conduct and regulation of the business and affairs of the corporation, for its voluntary dissolution, or for limiting, defining, or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders:

6A.   *Limitation of Director Liability*

Except to the extent that Chapter 156B of the Massachusetts General Laws prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

6B.   *Indemnification*

1.   *Actions, Suits and Proceedings.*   The corporation shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the corporation, or is or was serving, or has agreed to serve, at the request of the corporation, as a director or officer of, or in a similar capacity with, another organization or in any capacity with respect to any employee benefit plan of the corporation (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments and fines incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, unless the Indemnitee shall be finally adjudicated in such action, suit or proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation or, to the extent such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Notwithstanding anything to the contrary in this Article, except as set forth in Section 6 below, the corporation shall not indemnify an Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by the Indemnitee unless the initiation thereof was approved by the Board of Directors of the corporation. Notwithstanding anything to the contrary in this Article, the corporation shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the corporation makes any indemnification payments to an Indemnitee and the Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund such indemnification payments to the corporation to the extent of such insurance reimbursement.

2.   *Settlements.*   The right to indemnification conferred in this Article shall include the right to be paid by the corporation for amounts paid in settlement of any such action, suit or proceeding and any appeal therefrom, and all expenses (including attorneys' fees) incurred in connection with such settlement, pursuant to a consent decree or otherwise, unless and to the extent it is determined pursuant to Section 5 below that the Indemnitee did not act in good faith in the reasonable belief that his action was in the best interests of the corporation or, to the extent such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

3.   *Notification and Defense of Claim.*   As a condition precedent to his right to be indemnified, the Indemnitee must notify the corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving him for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the corporation is so notified, the corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to the Indemnitee. After notice from the corporation to the Indemnitee of its election so to assume such defense, the corporation shall not be liable to the Indemnitee for any legal

or other expenses subsequently incurred by the Indemnitee in connection with such claim, other than as provided below in this Section 3. The Indemnitee shall have the right to employ his own counsel in connection with such claim, but the fees and expenses of such counsel incurred after notice from the corporation of its assumption of the defense thereof shall be at the expense of the Indemnitee unless (i) the employment of counsel by the Indemnitee has been authorized by the corporation, (ii) counsel to the Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the corporation and the Indemnitee in the conduct of the defense of such action or (iii) the corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel for the Indemnitee shall be at the expense of the corporation, except as otherwise expressly provided by this Article. The corporation shall not be entitled, without the consent of the Indemnitee, to assume the defense of any claim brought by or in the right of the corporation or as to which counsel for the Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above.

4. *Advance of Expenses.* Subject to the provisions of Section 5 below, in the event that the corporation does not assume the defense pursuant to Section 3 of this Article of any action, suit, proceeding or investigation of which the corporation receives notice under this Article, any expenses (including attorneys' fees) incurred by an Indemnitee in defending a civil or criminal action, suit, proceeding or investigation or any appeal therefrom shall be paid by the corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by an Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of the Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the corporation as authorized in this Article. Such undertaking shall be accepted without reference to the financial ability of the Indemnitee to make such repayment.

5. *Procedure for Indemnification.* In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2 or 4 of this Article, the Indemnitee shall submit to the corporation a written request, including in such request such documentation and information as is reasonably available to the Indemnitee and is reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification or advancement of expenses. Any such indemnification or advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the corporation of the written request of the Indemnitee, unless the corporation determines within such 60-day period that the Indemnitee did not meet the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance by (a) a majority vote of a quorum of the directors of the corporation, (b) a majority vote of a quorum of the outstanding shares of stock of all classes entitled to vote for directors, voting as a single class, which quorum shall consist of stockholders who are not at that time parties to the action, suit or proceeding in question, (c) independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the corporation), or (d) a court of competent jurisdiction.

6. *Remedies.* The right to indemnification or advances as granted by this Article shall be enforceable by the Indemnitee in any court of competent jurisdiction if the corporation denies such request, in whole or in part, or if no disposition thereof is made within the 60-day period referred to above in Section 5. Unless otherwise required by law, the burden of proving that the Indemnitee is not entitled to indemnification or advancement of expenses under this Article shall be on the corporation. Neither the failure of the corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because the Indemnitee has met the applicable standard of conduct, nor an actual determination by the corporation pursuant to Section 5 that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct. The Indemnitee's expenses (including attorneys' fees) incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the corporation.

7. *Subsequent Amendment.*   No amendment, termination or repeal of this Article or of the relevant provisions of Chapter 156B of the Massachusetts General Laws or any other applicable laws shall affect or diminish in any way the rights of any Indemnitee to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

8. *Other Rights.*   The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding office for the corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of the Indemnitee. Nothing contained in this Article shall be deemed to prohibit, and the corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification rights and procedures different from those set forth in this Article. In addition, the corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the corporation or other persons serving the corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

9. *Partial Indemnification.*   If an Indemnitee is entitled under any provision of this Article to indemnification by the corporation for some or a portion of the expenses (including attorneys' fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the corporation shall nevertheless indemnify the Indemnitee for the portion of such expenses (including attorneys' fees), judgments, fines or amounts paid in settlement to which the Indemnitee is entitled.

10. *Insurance.*   The corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another organization or employee benefit plan against any expense, liability or loss incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under Chapter 156B of the Massachusetts General Laws.

11. *Merger or Consolidation.*   If the corporation is merged into or consolidated with another corporation and the corporation is not the surviving corporation, the surviving corporation shall assume the obligations of the corporation under this Article with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the date of such merger or consolidation.

12. *Savings Clause.*   If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

13. *Subsequent Legislation.*   If the Massachusetts General Laws are amended after adoption of this Article to expand further the indemnification permitted to Indemnitees, then the corporation shall indemnify such persons to the fullest extent permitted by the Massachusetts General Laws, as so amended.

6C.   *Other Provisions*

(a) The directors may make, amend, or repeal the by-laws in whole or in part, except with respect to any provision of such by-laws which by law or these Articles or the by-laws requires action by the stockholders.

(b) Meetings of the stockholders of the corporation may be held anywhere in the United States.

(c) The corporation shall have the power to be a partner in any business enterprise which this corporation would have the power to conduct by itself.

(d) The corporation, by vote of a majority of the stock outstanding and entitled to vote thereon (or if there are two or more classes of stock entitled to vote as separate classes, then by vote of a majority of each such class of stock outstanding), may (i) authorize any amendment to its Articles of Organization pursuant to Section 71 of Chapter 156B of the Massachusetts General Laws, as amended from time to time, (ii) authorize the sale, lease or exchange of all or substantially all of its property and assets, including its goodwill, pursuant to Section 75 of Chapter 156B of the Massachusetts General Laws, as amended from time to time, and (iii) approve an agreement of merger or consolidation pursuant to Section 78 of Chapter 156B of the Massachusetts General Laws, as amended from time to time.

(e) Chapter 110D of the Massachusetts General Laws, as it may be amended from time to time, shall not apply to the corporation.

(f) Chapter 110F of the Massachusetts General Laws, as it may be amended from time to time, shall not apply to the corporation.

BY-LAWS

OF

NASHUA MA CORPORATION

BY-LAWS

TABLE OF CONTENTS

BY-LAWS
OF
NASHUA MA CORPORATION

ARTICLE 1

STOCKHOLDERS

1.1 *Place of Meetings.*   All meetings of stockholders shall be held within the Commonwealth of Massachusetts unless the Articles of Organization permit the holding of stockholders' meetings outside Massachusetts, in which event such meetings may be held either within or without Massachusetts. Meetings of stockholders shall be held at the principal office of the corporation unless a different place is fixed by the Board of Directors and stated in the notice of the meeting.

1.2 *Annual Meeting.*   The annual meeting of stockholders shall be held within six months after the end of each fiscal year of the corporation on a date to be fixed by the Board of Directors (which date shall not be a legal holiday in the place where the meeting is to be held) at the time and place to be fixed by the Board of Directors and stated in the notice of the meeting. The purposes for which the annual meeting is to be held, in addition to those prescribed by law, by the Articles of Organization or by these By-Laws, may be specified by the Board of Directors. At each annual meeting the stockholders entitled to vote shall vote with respect to the election of a Board of Directors and may transact any other proper business. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these By-Laws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

1.3 *Special Meetings.*   Special meetings of stockholders may be called by the President or by the Board of Directors. In addition, upon written application of one or more stockholders who are entitled to vote and who hold at least the Required Percentage (as defined below) of the capital stock entitled to vote at the meeting, special meetings shall be called by the Clerk, or in case of the death, absence, incapacity or refusal of the Clerk, by any other officer.

For purposes of this Section 1.3, the "Required Percentage" shall be (i) 10% at any time at which the corporation shall not have a class of voting stock registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) 40% at any time at which the corporation shall have a class of voting stock registered under the Exchange Act.

Any request for a call of a special meeting of stockholders (a "Call") by the holders of the Required Percentage of the capital stock entitled to vote at the meeting (the "Voting Stock") shall be governed by and subject to the following:

(a) Any stockholder of record seeking to solicit requests for a Call pursuant to this Section 1.3 shall so notify the corporation in writing to the Clerk of the corporation, and such written notification shall set forth the reason or reasons for the Call and the purpose or purposes of such special meeting.

(b) No solicitation of stockholder requests for a Call (a "Call Solicitation") may be commenced (i) before the Call Request Record Date (as defined in paragraph (c) of this Section 1.3), or (ii) during the period of 90 days following the most recent meeting of the stockholders of the corporation.

(c) In order that the corporation may determine the stockholders entitled to request a Call, the Board of Directors of the corporation shall fix a record date (the "Call Request Record Date"). Any stockholder of record seeking to solicit stockholder requests for a Call shall, with delivery to the corporation of the written information specified in paragraph (a), request in writing that the Board of Directors fix the Call Request Record Date. The Board of Directors shall, within 10 days after the date on which such request is received, adopt a resolution fixing the Call Request Record Date, and such Call Request Record Date shall be not more than 10 days after the date upon which such resolution is adopted by the Board of Directors.

(d) All requests for a Call and revocations thereof shall be delivered to the corporation no later than the 30th day (the "Delivery Date") after the Call Request Record Date.

(e) Any stockholder may revoke a prior request for a Call or opposition to a Call by an instrument in writing delivered prior to the Delivery Date.

(f) Promptly after the Delivery Date, requests for a Call and revocations thereof shall be counted and verified by an independent party selected by the corporation.

(g) If, in response to any Call Solicitation, the holders of record of the Required Percentage of the Voting Stock as of the Call Request Record Date submit valid and unrevoked requests for a Call no later than the Delivery Date, the Board of Directors of the corporation shall fix a record date pursuant to Section 4.5 hereof and a meeting date for the special meeting, *provided* that the date to be fixed for such meeting shall be no earlier than 60 days or later than 90 days after the Delivery Date, and *provided further* that the Board of Directors shall not be obligated to fix a meeting date or to hold any meeting of stockholders within 60 days of the next scheduled meeting of the stockholders of the corporation.

(h) In the absence of a quorum at any special meeting called pursuant to a Call Solicitation, such special meeting may be postponed or adjourned from time to time only by the officer of the corporation entitled to preside at such meeting.

(i) If a Call Solicitation does not receive the support of the holders of record of the Required Percentage of the Voting Stock, no subsequent Call may be made or solicited by any stockholder during a period of 90 days after the Delivery Date.

1.4 *Notice of Meetings.*   A written notice of each meeting of stockholders, stating the place, date and hour thereof, and the purposes for which the meeting is to be held, shall be given by the Clerk, Assistant Clerk or other person calling the meeting at least seven days but not more than fifty days before the meeting to each stockholder entitled to vote at the meeting and to each stockholder who by law, by the Articles of Organization or by these By-Laws is entitled to such notice, by leaving such notice with him or at his residence or usual place of business, or by mailing it postage prepaid and addressed to him at his address as it appears in the records of the corporation. Whenever any notice is required to be given to a stockholder by law, by the Articles of Organization or by these By-Laws, no such notice need be given if a written waiver of notice, executed before or after the meeting by the stockholder or his authorized attorney, is filed with the records of the meeting.

1.5 *Quorum.*   Unless the Articles of Organization, these By-Laws or the law otherwise provide, the holders of a majority of the number of shares of the stock issued, outstanding and entitled to vote on any matter shall constitute a quorum with respect to that matter, except that if two or more classes of stock are outstanding and entitled to vote as separate classes, then in the case of each such class a quorum shall consist of the holders of a majority of the number of shares of the stock of that class issued, outstanding and entitled to vote. Shares owned directly or indirectly by the corporation shall not be counted in determining the total number of shares outstanding for this purpose.

1.6 *Adjournments.*   Except as provided in Section 1.3 hereof, any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these By-Laws by the stockholders present or represented at the meeting, although less than a quorum, or by any officer entitled to preside or to act as clerk of such meeting, if no stockholder is present. It shall not be necessary to notify any stockholder of any adjournment. Any business which could have been transacted at any meeting of the stockholders as originally called may be transacted at any adjournment of the meeting.

1.7 *Voting and Proxies.*   Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by the Articles of Organization. Stockholders may vote either in person or by written proxy dated not more than six months before the meeting named in the proxy. Proxies shall be filed with the clerk of the meeting, or of any adjourned meeting, before being voted. Except as otherwise limited by their terms, a proxy shall entitle the persons named in the proxy to vote at any adjournment of such meeting, but shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by any one of them, unless at or prior to exercise of the proxy the corporation receives a specific written notice to the contrary from any one of them. A proxy purported to be executed by or on behalf of a stockholder shall be deemed valid unless challenged at or prior to its exercise.

1.8 *Action at Meeting.*   When a quorum is present at any meeting, the holders of shares of stock representing a majority of the votes cast on a matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of shares of stock of that class representing a majority of the votes cast on a matter), shall decide any matter to be voted on by the stockholders, except when a different vote is required by law, the Articles of Organization or these By-Laws. When a quorum is present at any meeting, any election by stockholders shall be determined by a plurality of the votes cast on the election. No ballot shall be required for such election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election. The corporation shall not directly or indirectly vote any share of its own stock. Nothing in this Section shall be construed as limiting the right of the corporation to vote its own stock held by it in a fiduciary capacity.

1.9 *Business.*   At any meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 1.9, who shall be entitled to vote at such meeting, and who complies with the notice procedures set forth in this Section 1.9. For business to be properly brought before a stockholder meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Clerk of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' prior disclosure of the date of the meeting is first given or made (whether by public disclosure or written notice to stockholders), notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such disclosure of the date of the meeting was made. A stockholder's notice to the Clerk shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business. Notwithstanding anything elsewhere in these By-Laws to the contrary, no business shall be conducted at a stockholder meeting except in accordance with the procedures set forth in this Section 1.9. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of these By-Laws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 1.9, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section.

1.10 *Conduct of Meetings.*

(a) *Chairman of Meeting.*   Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman's absence, by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Clerk shall act as secretary of the meeting, but in the Clerk's absence, the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) *Rules, Regulations and Procedures.*   The Board of Directors of the corporation may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholder of the corporation as it shall deem appropriate. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors or with these By-Laws, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations and procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 *Action without Meeting.*   Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting if all stockholders entitled to vote on the matter consent to the action in writing and the written consents are filed with the records of the meetings of stockholders. Each such consent shall be treated for all purposes as a vote at a meeting.

ARTICLE 2

Directors

2.1 *Powers.*   The business of the corporation shall be managed by a Board of Directors, who may exercise all the powers of the corporation except as otherwise provided by law, by the Articles of Organization or by these By-Laws. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

2.2 *Number, Election and Qualification.*   The number of Directors which shall constitute the whole Board of Directors shall be determined by vote of the Board of Directors, but shall consist of not less than five nor more than fifteen Directors (except that whenever there shall be only two stockholders the number of Directors shall be not less than two and whenever there shall be only one stockholder or prior to the issuance of any stock, there shall be at least one Director). The number of Directors may be decreased at any time and from time to time by a majority of the Directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal or expiration of the term of one or more Directors. The Directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. No Director need be a stockholder of the corporation.

2.3 *Enlargement of the Board.*   The number of Directors may be increased at any time and from time to time by the stockholders or by a majority of the Directors then in office.

2.4 *Tenure.*   Each Director shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified, or until his earlier death, resignation or removal.

2.5 *Vacancies.*   Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may be filled by vote of a majority of the Directors then in office, though less than a quorum, unless otherwise provided by the Articles of Organization or by law. Each Director chosen to fill a vacancy shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified, or until his earlier death, resignation or removal.

2.6 *Resignation.*   Any Director may resign by delivering his written resignation to the corporation at its principal office or to the President or Clerk. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office including those who have so resigned shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

2.7 *Removal.*   A Director may be removed from office with or without cause by vote of the holders of a majority of the shares entitled to vote in the election of Directors. However, the Directors elected by the holders of a particular class or series of stock may be removed from office with or without cause only by vote of the holders of a majority of the outstanding shares of such class or series. In addition, a Director may be removed from office for cause by vote of a majority of the Directors then in office. A Director may be removed for cause only after reasonable notice and opportunity to be heard before the body proposing to remove him.

2.8 *Regular Meetings.*   Regular meetings of the Directors may be held without call or notice at such places, within or without Massachusetts, and at such times as the Directors may from time to time determine, provided that any Director who is absent when such determination is made shall be given notice of the determination. A regular meeting of the Directors may be held without a call or notice immediately after and at the same place as the annual meeting of stockholders.

2.9 *Special Meetings.*   Special meetings of the Directors may be held at any time and place, within or without Massachusetts, designated in a call by the Chairman of the Board, the President, a Vice President, the Clerk or by a majority of the directors then in office.

2.10 *Meetings by Telephone Conference Calls.*   Directors or members of any committee designated by the Directors may participate in a meeting of the Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.

2.11 *Notice of Special Meetings.*   Notice of any special meeting of the Directors shall be given to each Director by the Clerk or by the officer or one of the Directors calling the meeting. Notice shall be duly given to each Director (i) by notice given to such Director in person or by telephone not later than the day before the day on which such meeting is to be held, (ii) by sending a facsimile, or by delivering written notice by hand, to his last known business or home address not later than the day before the day on which such meeting is to be held, or (iii) by mailing written notice to his last known business or home address at least two days before the date on which the meeting is to be held. Notice need not be given to any Director if a written waiver of notice, executed by him before or after the meeting, is filed with the records of the meeting, or to any Director who attends the meeting without protesting prior to the meeting or at its commencement the lack of notice to him. If notice is given in person or by telephone, an affidavit of the Clerk, officer or Director who gives such notice that the notice has been duly given shall, in the absence of fraud, be conclusive evidence that such notice was duly given.

2.12 *Quorum.*   At any meeting of the Board of Directors, one-third of the Directors then in office shall constitute a quorum. Less than a quorum may adjourn any meeting from time to time without further notice.

2.13 *Action at Meeting.*   At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, by the Articles of Organization or by these By-Laws.

2.14 *Action by Consent.*   Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all the Directors consent to the action in writing and the written consents are filed with the records of the Directors' meetings. Each such consent shall be treated for all purposes as a vote at a meeting.

2.15 *Committees.*   The Board of Directors may, by vote of a majority of the Directors then in office, elect from their number an executive committee or other committees and may by like vote delegate to committees so elected some or all of their powers except those which by law, the Articles of Organization or these By-Laws they are prohibited from delegating. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided by these By-Laws for the Directors. The committees shall keep regular minutes of their proceedings and report the same to the Board when required. In the absence or disqualification of any member of any such committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. The Board of Directors shall have the power at any time to fill vacancies in any such committee, to change its membership or to discharge the committee.

2.16 *Compensation of Directors.*   Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

2.17 *Nominations of Directors.*   Subject to the rights of holders of any class or series of stock having a preference over the common stock of the corporation as to dividends or upon liquidation, only persons who are nominated in accordance with the procedures set forth in these By-Laws shall be eligible to serve as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders (a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.17, who shall be entitled to vote for the election of directors at the meeting, and who complies with the notice procedures set forth in this Section 2.17. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Clerk of the corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' prior disclosure of the date of the meeting is first given or made (whether by public disclosure or written notice to stockholders), notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such disclosure of the date of the meeting was made. Such stockholder's notice to the Clerk shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the corporation's books, of such stockholder and (ii) the class and number of shares of capital stock of the corporation which are beneficially owned by such stockholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Clerk of the corporation that information required to be set forth in a stockholder's notice of nomination that pertains to the nominee. No person shall be eligible to serve as a director of the corporation unless nominated in accordance with the procedures set forth in this Section 2.17 or in accordance with Section 2.5 in connection with filling a vacancy in the Board of Directors or any newly created directorship resulting from any increase in the authorized number of directors. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these By-Laws and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.17, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section.

Nothing in the foregoing provisions shall obligate the corporation or the board of directors to include in any proxy statement or other stockholder communication distributed on behalf of the corporation or the board of directors information with respect to any nominee for directors submitted by a stockholder.

ARTICLE 3

OFFICERS

3.1 *Enumeration.*   The principal officers of the corporation shall consist of a President, a Treasurer, a Clerk, one or more Vice Presidents and, at the discretion of the Board of Directors, a Chairman of the Board and a Controller. The corporation may also have, at the discretion of the Board of Directors, such other officers as may be appointed in accordance with the provisions of these By-Laws.

3.2 *Election.*   The President, Treasurer, Clerk and all other principal officers of the corporation shall be elected annually by the Board of Directors at their first meeting following the annual meeting of stockholders.

3.3 *Subordinate Officers.*   In addition to the principal officers enumerated in Section 3.1 of this Article 3, the corporation may have one or more Assistant Treasurers, one or more Assistant Clerks and such other officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period, have such authority, and perform such duties as the Chairman of the Board, the President, or the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

3.4 *Qualification.*   Neither the President nor any other officer need be a director or stockholder. Any two or more offices may be held by the same person. The Clerk shall be a resident of Massachusetts unless the corporation has a resident agent appointed for the purpose of service of process. Any officer may be required by the Directors to give bond for the faithful performance of his duties to the corporation in such amount and with such sureties as the Directors may determine. The premiums for such bonds may be paid by the corporation.

3.5 *Tenure.*   Except as otherwise provided by law, by the Articles of Organization or by these By-Laws, the President, Treasurer, Clerk and all other principal officers shall hold office until the first meeting of the Directors following the annual meeting of stockholders and until their respective successors are chosen and qualified; and all other officers shall hold office until the first meeting of the Directors following the annual meeting of stockholders, unless a different term is specified in the vote choosing or appointing them, or until his earlier death, resignation or removal.

3.6 *Resignation and Removal.*   Any officer may resign by delivering his written resignation to the corporation at its principal office or to the Board of Directors or to the Chairman of the Board or to the President or to the Clerk. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Any officer may be removed at any time, with or without cause, by vote of a majority of the entire number of Directors then in office. An officer may be removed for cause only after reasonable notice and opportunity to be heard by the Board of Directors prior to action thereon.

Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his resignation or removal, or any right to damages on account of such removal, whether his compensation be by the month or the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the corporation.

3.7 *Vacancies.*   The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of President, Treasurer and Clerk. Each such successor shall hold office for the unexpired term of his predecessor and until his successor is chosen and qualified, or until he sooner dies, resigns or is removed.

3.8 *Chairman of the Board.* If there is a Chairman of the Board, he shall preside at all meetings of stockholders and at all meetings of the Board of Directors. Unless the Board of Directors shall otherwise specify, he shall be the chief executive officer of the corporation and as such shall have general supervision of the affairs of the corporation, subject to the control of the Board of Directors. He shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

3.9 *President.* In the absence of the Chairman of the Board or if there is no Chairman of the Board, the President shall perform the duties and exercise the powers given to the Chairman of the Board under these By-Laws. He shall perform such other duties and have such other powers as the Chairman of the Board or the Board of Directors may from time to time prescribe, or as may otherwise be required by law.

3.10 *Vice Presidents.* The Vice Presidents in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the Chairman of the Board, the President or the Board of Directors may from time to time prescribe.

3.11 *Treasurer.* The Treasurer shall have charge and custody of, and be responsible for, all funds and securities of the corporation and shall deposit all such funds in the name of the corporation in such banks or other depositories as shall be selected by the Board of Directors. When requested by the Board of Directors, he shall render a statement of the condition of the finances of the corporation at any meeting of the Board or at the annual meeting of stockholders; shall receive, and give receipt for, moneys due and payable to the corporation from any source whatsoever; and in general, shall perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Chairman of the Board, the President or the Board of Directors. The Treasurer shall give such bond, if any, for the faithful discharge of his duties as the Board of Directors may require.

3.12 *Clerk.* The Clerk shall perform such duties and shall possess such powers as the Board of Directors or the President may from time to time prescribe. In addition, the Clerk shall perform such duties and have such powers as are incident to the office of the clerk, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

In the absence of the Clerk at any meeting of stockholders or Directors, the person presiding at meeting shall designate a temporary clerk to keep a record of the meeting.

3.13 *Controller.* If there is a Controller, he shall have immediate charge of the Accounting Department of the corporation and shall keep a record of all accounts and accounting matters of the corporation and shall prepare such statements and reports as may be required of him by the Chairman of the Board, the President or the Board of Directors; and in general, shall perform all the duties incident to the office of Controller and such other duties as from time to time may be assigned to him by the Chairman of the Board, the President or the Board of Directors.

3.14 *Salaries.* Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

ARTICLE 4

Capital Stock

4.1 *Issue of Capital Stock.* Unless otherwise voted by the stockholders, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of the capital stock of the corporation held in its treasury may be issued or disposed of by vote of the Board of Directors, in such manner, for such consideration and on such terms as the Directors may determine.

4.2 *Certificate of Stock.*   Each stockholder shall be entitled to a certificate of the capital stock of the corporation in such form as may be prescribed from time to time by the Directors. The certificate shall be signed by the Chairman of the Board, the President or a Vice President, and by the Treasurer or an Assistant Treasurer, but when a certificate is countersigned by a transfer agent or a registrar, other than a Director, officer or employee of the corporation, such signature may be a facsimile. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the time of its issue.

Every certificate for shares of stock which are subject to any restriction on transfer pursuant to the Articles of Organization, the By-Laws, applicable securities laws or any agreement to which the corporation is a party, shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restrictions and a statement that the corporation will furnish a copy of the restrictions to the holder of such certificate upon written request and without charge. Every certificate issued when the corporation is authorized to issue more than one class or series of stock shall set forth on its face or back either the full text of the preferences, voting powers, qualifications and special and relative rights of the shares of each class and series authorized to be issued or a statement of the existence of such preferences, powers, qualifications and rights and a statement that the corporation will furnish a copy thereof to the holder of such certificate upon written request and without charge.

4.3 *Transfers.*   Subject to the restrictions, if any, stated or noted on the stock certificates, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Articles of Organization or by these By-Laws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these By-Laws.

It shall be the duty of each stockholder to notify the corporation of his post office address and of his taxpayer identification number.

4.4 *Regulations.*   The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with the Certificate of Incorporation or these By-Laws, concerning the issue, transfer and registration of certificates for shares of the stock of the corporation. It may appoint, or authorize any principal officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates of stock to bear the signature or signatures of any of them.

4.5 *Record Date.*   The Board of Directors may fix in advance a time not more than 60 days preceding the date of any meeting of stockholders or the date for the payment of any dividend or the making of any distribution to stockholders or the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose, as the record date for determining the stockholders having the right to notice of and to vote at such meeting, and any adjournment, or the right to receive such dividend or distribution or the right to give such consent or dissent. In such case only stockholders of record on such record date shall have such right, notwithstanding any transfer of stock on the books of the corporation after the record date. Without fixing such record date the Directors may for any of such purposes close the transfer books for all or any part of such period.

If no record date is fixed and the transfer books are not closed, the record date for determining the stockholders having the right to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, and the record date for determining the stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors acts with respect to such purpose.

4.6 *Replacement of Certificates.* In case of the alleged loss or destruction or the mutilation of a certificate of stock, a duplicate certificate may be issued in place of the lost, destroyed or mutilated certificate, upon such terms as the Directors may prescribe, including the presentation of reasonable evidence of such loss, destruction or mutilation and the giving of such indemnity as the Directors may require for the protection of the corporation or any transfer agent or registrar. The Board of Directors, in its discretion, may authorize the issuance of such new certificates without any bond when in its judgment it is proper to do so.

ARTICLE 5

MISCELLANEOUS PROVISIONS

5.1 *Fiscal Year.* Except as otherwise set forth in the Articles of Organization or as otherwise determined from time to time by the Board of Directors, the fiscal year of the corporation shall in each year end on December 31.

5.2 *Seal.* The seal of the corporation shall, subject to alteration by the Directors, bear its name, the word "Massachusetts" and the year of its incorporation.

5.3 *Execution of Instruments.* All deeds, leases, transfers, contracts, bonds, notes and other obligations authorized to be executed by an officer of the corporation in its behalf shall be signed by the Chairman of the Board, the President or the Treasurer except as the directors may generally or in particular cases otherwise determine.

5.4 *Voting of Securities.* Except as the Board of Directors may otherwise designate, the President or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this corporation.

5.5 *Corporate Records.* The original, or attested copies, of the Articles of Organization, By-Laws and records of all meetings of the incorporators and stockholders, and the stock records, which shall contain the names of all stockholders and the record address and the amount of stock held by each, shall be kept in Massachusetts at the principal office of the corporation, or at an office of its transfer agent or of its Clerk or of its resident agent. These copies and records need not all be kept in the same office. They shall be available at all reasonable times for the inspection of any stockholder for any proper purpose, but not to secure a list of stockholders for the purpose of selling the list or copies of the list or of using the list for a purpose other than in the interest of the applicant, as a stockholder, relative to the affairs of the corporation.

5.6 *Evidence of Authority.* A certificate by the Clerk, an Assistant Clerk or a temporary Clerk, as to any action taken by the stockholders, Directors, any committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.7 *Transactions with Interested Parties.* In the absence of fraud, no contract or other transaction between this corporation and any other corporation or any firm, association, partnership or person shall be affected or invalidated by the fact that any Director or officer of this corporation is pecuniarily or otherwise interested in or is a director, member or officer of such other corporation or of such firm, association or partnership or is a party to or is pecuniarily or otherwise interested in such contract or other transaction or is in any way connected with any person or persons, firm, association, partnership, or corporation pecuniarily or otherwise interested therein; provided that the fact that he individually or as a director, member or officer of such corporation, firm, association or partnership is such a party or is so interested shall be disclosed to or shall have been known by the Board of Directors or a majority or such members thereof as shall be present at a meeting of the Board of Directors at which action upon any such contract or transaction shall be taken; any director may be counted in determining the existence of a quorum and may vote at any meeting of the Board of Directors of this corporation for the purpose of authorizing any such contract or transaction with like force and effect as if he were not so interested, or were not a director, member or officer of such other corporation, firm, association or partnership, provided that any vote with respect to such contract or transaction must be adopted by a majority of the Directors then in office who have no interest in such contractor transaction.

5.8 *Articles of Organization.* All references in these By-Laws to the Articles of Organization shall be deemed to refer to the Articles of Organization of the corporation, as amended and in effect from time to time.

5.9 *Severability*. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

5.10 *Pronouns.* All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE 6

AMENDMENTS

These By-Laws may be amended by vote of the holders of a majority of the shares of each class of the capital stock at the time outstanding and entitled to vote at any annual or special meeting of stockholders, if notice of the substance of the proposed amendment is stated in the notice of such meeting. If authorized by the Articles of Organization, the Directors, by a majority of their number then in office, may also make, amend or repeal these By-Laws, in whole or in part, except with respect to (a) the provisions of these By-Laws governing (i) the removal of Directors and (ii) the amendment of these By-Laws and (b) any provision of these By-Laws which by law, the Articles of Organization or these By-Laws requires action by the stockholders.

Not later than the time of giving notice of the meeting of stockholders next following the making, amending or repealing by the Directors of any By-Law, notice stating the substance of such change shall be given to all stockholders entitled to vote on amending the By-Laws.

Any By-Law adopted by the Directors may be amended or repealed by the stockholders entitled to vote on amending the By-Laws.

(March 2002)

DETACH HERE

PROXY

NASHUA CORPORATION

PROXY for Annual Meeting of Stockholders — May 1, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) ROBERT S. AMREIN, JOSEPH R. MATSON and JOHN L. PATENAUDE and each of them attorneys or attorney of the undersigned (with full power of substitution in them and in each of them), for and in the name(s) of the undersigned to vote and act at the annual meeting of stockholders of Nashua Corporation, to be held at the Marriott Hotel, 2200 Southwood Drive, Nashua, New Hampshire, on May 1, 2002 at 10:00 a.m., or any adjournment thereof, upon or in respect of all shares of stock of Nashua Corporation upon or in respect of which the undersigned would be entitled to vote or act, and with all the powers the undersigned would possess, if personally present, upon all matters which may properly come before said meeting, as described in the Proxy Statement and Notice dated March 26, 2002, receipt of which is hereby acknowledged.

Unless a contrary direction is indicated, this Proxy will be voted FOR all nominees listed in Proposal 1, FOR the reincorporation of Nashua Corporation in Massachusetts in Proposal 2, FOR the amendment to the 1999 Shareholder Value Plan in Proposal 3 and FOR the ratification of Ernst & Young LLP as independent auditors in Proposal 4, in each case as more specifically set forth in the Proxy Statement. If specific instructions are indicated, this Proxy will be voted in accordance therewith.

The Board of Directors recommends a vote FOR all nominees named in Proposal 1 and a vote FOR Proposals 2, 3 and 4.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

| SEE REVERSE SIDE | CONTINUED AND TO BE SIGNED ON REVERSE SIDE | SEE REVERSE SIDE |

YOU MAY SUBMIT YOUR PROXY BY TELEPHONE OR INTERNET

VOTE BY TELEPHONE	**VOTE BY INTERNET**

It's fast, convenient and immediate! | It's fast, convenient and immediate!

Follow these four easy steps:

1. Read the accompanying Proxy Statement and Proxy Card.
2. Call the toll-free number: **1-877-PRX-VOTE (1-877-779-8683)**
3. Enter your Voter Control Number located on your Proxy Card above your name.
4. Follow the recorded instructions.
   Your vote is important! Call 1-877-PRX-VOTE anytime!

Follow these four easy steps:

1. Read the accompanying Proxy Statement and Proxy Card.
2. Go to the Website: **http://www.eproxyvote.com/nsh**
3. Enter your Voter Control Number located on your Proxy Card above your name.
4. Follow the instructions provided.
   Your vote is important! Go to http://www.eproxyvote.com/nsh anytime!

NOTE: If you submit a proxy by telephone or internet, there is no need to mail back your Proxy Card.

DETACH HERE

[X] Please mark votes
    as in this example.

NOTE: Signature should be exactly as name appears on imprint. If stock is registered in the names of two or more persons as joint owners, trustees or otherwise, this proxy should be personally signed by each of them or accompanied by proof of authority of less than all to act. In the case of executors, administrators, trustees, guardians and attorneys, unless the stock is registered in their names, proof of authority should accompany this proxy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3 AND 4.

---

1. Election of Directors.
   Nominees: (01) Andrew B. Albert, (02) Avrum Gray,
   (03) John M. Kucharski, (04) George R. Mrkonic, Jr.,
   (05) Peter J. Murphy, (06) James F. Orr III,
   (07) Mark E. Schwarz

   For All Nominees   Withheld From All Nominees
   ☐   ☐

   ☐ _____
   For all nominees
   except as noted above

2. Approve a change in the Company's state of incorporation from Delaware to Massachusetts.

For	Against	Abstain
☐	☐	☐

3. Approve an amendment to the Company's 1999 Shareholder Value Plan increasing from 600,000 to 1,350,000 the number of shares of common stock authorized for issuance under the plan.

For	Against	Abstain
☐	☐	☐

4. Ratify the selection of Ernst & Young LLP as independent auditors for the fiscal year 2002.

For	Against	Abstain
☐	☐	☐

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT   ☐

PLEASE FILL IN DATE, SIGN AND MAIL THIS PROXY IN THE ENCLOSED POSTPAID RETURN ENVELOPE.

Signature: _____ Date: _____ Signature: _____ Date: _____